中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2008)043(JL)

08001102

5 March 2008

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2008 MAR 11 A 7:52

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose a copy of the Announcement re Resignation of Deputy Chief Executive as published on the website of Hong Kong Exchanges and Clearing Limited on 4 March 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

PROCESSED
MAR 12 2008
THOMSON
FINANCIAL

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com
傳真 Fax: (852) 2810 5830

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

ANNOUNCEMENT

Resignation of Deputy Chief Executive

The Board of the Company announces that due to health reason, Mr. Chan Tze Ching (陳子政) resigned as a Deputy Chief Executive of the Company and the Bank with effect from 4 March 2008.

The Board of Directors of the Company (the "Board") announces that due to health reason, Mr. Chan Tze Ching (陳子政) resigned as a Deputy Chief Executive of the Company and its principal operating subsidiary, Bank of China (Hong Kong) Limited (the "Bank") with effect from 4 March 2008. Mr. Chan has confirmed that there are no matters with respect to his resignation that need to be brought to the attention of the Company's shareholders. The Board expresses its sincere wish to Mr. Chan for a full recovery as soon as possible.

Following Mr. Chan's resignation, the Board will re-convene its Search Committee chaired by Dr. Fung Victor Kwok King, independent non-executive director, to conduct an open and global recruitment to search for a suitably qualified candidate to fill the position of Mr. Chan. Pending such recruitment, the responsibilities of Mr. Chan will be assigned among the current Senior Management members to ensure proper and effective management and oversight of the Group's business and operations.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 4 March 2008

As at the date hereof, the Board of Directors of the Company comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok**and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Our Ref : BS(2008)040(JL) File No.82-34675

3 March 2008 **BY COURIER**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited for the month ended 29 February 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	03/03/2008	11:54:55	Submitted By 呈交者	02388P01
Date/Time Approved 批准日期/時間	03/03/2008	11:54:56	Approved By 審批者	02388P02
Submission No. 呈交編號	EBIS-080303-00045		Status 狀況	Approved

Issuer 發行人	LM02388	BOC Hong Kong (Holdings) Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung			
Contact No. 聯絡電話	2846 2700			

For the month ended :
截至月份： 29/02/2008

Name of Issuer 公司名稱	LM02388	BOC Hong Kong (Holdings) Limited		
Representative Code/Name 代表代號／姓名				
Contact Person 聯絡人	Jason C.W. Yeung			
Contact Telephone No. 聯絡電話	2846 2700		Date submitted 呈交日期	03/03/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

✓ Ordinary shares 普通股	Preference shares 優先股
Equity Warrants 股本權證	Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號：	2388		Description : 說明 ：	
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	20,000,000,000	HKD	5.00	100,000,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	20,000,000,000	HKD	5.00	100,000,000,000

(2) Stock Code : (2) 股份代號：			Description : 說明 ：	
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code : 股份代號 ：			Description : 說明 ：	
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease)				

增加／（減少）
(EGM approval date)
（股東特別大會通過日期）

(dd/mm/yyyy)
（日／月／年）

Balance at close of the month 本月底結存	HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：

Description : 說明 ：

	No. of Shares 股份數目	Par Value 面値	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） (EGM approval date) （股東特別大會通過日期） (dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 HKD 100,000,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	10,572,780,266			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	10,572,780,266			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
		Total Exercised Money During the Month 月內已行使總金額	HKD			

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 － 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shtares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

4. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : HKD	Issue and allotment Date :	

	價格 :	(dd/mm/yyyy) 發行及配發日期 : (日／月／ 年)	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／ 年)	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／ 年)	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／ 年)	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
5. **Bonus Issue** **紅股發行**		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／ 年)	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6. **Repurchase of share** **購回股份**		Cancellation Date: (dd/mm/yyyy) 註銷日期 : (日／月／ 年)	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股

			Other Class 其他類別
7.**Redemption of share** **贖回股份**		Redemption Date: (dd/mm/yyyy) 贖回日期：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8.**Other** **其他** (Please specify)（請註明）	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
姓名 Jason C.W. Yeung

* Title
職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

File No.82-35030

Our Ref: BOC/BSHK(2008)018(JY)

4 March 2008 BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Brief descriptions of each document for which no English language version, translation or summary has been prepared are set forth in Annex B attached hereto.

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact our Mr. Zhang Handong at (8610) 6659 4567 or our Ms. Y.W. Pak at (852) 2846 2703.

Yours faithfully,
For and on behalf of
Bank of China Limited

Jason C.W. Yeung
Company Secretary

Encl.

List of Documents Furnished

1. Announcement dated 13 February 2008 in relation to the appointment of Executive Director of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited.

2. Circular dated 22 February 2008 in relation to the continuing connected transactions of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited and despatched to H-Share Holders of the Bank.

3. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 29 February 2008 filed by the Bank with The Stock Exchange of Hong Kong Limited.

Annex B

Brief Descriptions of Document(s) for which No English Language Version, Translation or Summary Has Been Prepared

1. Announcement dated 13 February 2008 in relation to the appointment of Executive Director of the Bank as published in the People's Republic of China.

RECEIVED

2008 MAR 11 A 7:53

中國銀行

BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(the "Bank")

(Stock Code: 3988)

ANNOUNCEMENT

Appointment of Executive Director

Following approval of the shareholders at the Extraordinary General Meeting of 2007 of the Bank held on 24 December 2007 and with the approval of the China Banking Regulatory Commission, the Board of Directors of the Bank (the "Board") hereby announces that Mr. Zhou Zaiqun has been appointed as an Executive Director of the Bank, with effect from 3 February 2008.

Following approval of the shareholders at the Extraordinary General Meeting of 2007 of the Bank held on 24 December 2007 and with the approval of the China Banking Regulatory Commission, the Board hereby announces that Mr. Zhou Zaiqun has been appointed as an Executive Director of the Bank, with effect from 3 February 2008.

Mr. Zhou Zaiqun (周載群), aged 55, has served as an Executive Vice President of the Bank since November 2000. Mr. Zhou is also a Non-executive Director and a member of the Audit Committee and Strategy and Budget Committee of BOC Hong Kong (Holdings) Limited ("BOCHK Holdings") and Bank of China (Hong Kong) Limited ("BOCHK"). BOCHK Holdings is one of the Bank's subsidiaries with shares listed on the Main Board of The Stock Exchange of Hong Kong Limited and BOCHK is a wholly owned subsidiary of BOCHK Holdings and licensed as an authorized institution under the Banking Ordinance in Hong Kong. Mr. Zhou also serves as the Chairman of BOC Credit Card (International) Limited, a wholly owned subsidiary of BOCHK. From November 2000 to August 2004, Mr. Zhou concurrently served as Executive Vice President and Director of MasterCard International, Asia-Pacific. He was the General Manager of the Beijing Branch of Industrial and Commercial Bank of China from December 1999 to November 2000, and the General Manager of the Accounting and Financial Planning Departments of Industrial and Commercial Bank of China from January 1997 to December 1999. Mr. Zhou has over 20 years' experience in the banking industry. Mr. Zhou received a Master's degree from the Dongbei University of Finance & Economics in 1996.

The term of office of Mr. Zhou commenced from 3 February 2008 and will end on the date of the Bank's annual general meeting in 2010. Mr. Zhou has not entered into any service contract with the Bank. With the approval of the Board, Mr. Zhou has also been appointed as a member of the Risk Policy Committee and the Connected Transaction Control Committee of the Board concurrent with his appointment as an Executive Director of the Bank.

Currently, the emoluments of the Bank's Executive Directors are as follows: an Executive Director does not receive director's fee but receive corresponding emolument in accordance with his/her position in the Bank, including salary, bonus and allowance. The Bank provides pension fund scheme for Executive Directors. The emolument of Executive Directors is determined by reference to the relevant remuneration system of the Bank. The Personnel and Remuneration Committee of the Bank is responsible for determining the annual remuneration scheme and it will become effective upon approval by the Board of Directors. Mr. Zhou received a total amount of pre-tax compensation of RMB1,437,055 from the Bank in year 2006 for his service rendered to the Bank. Further detail of such compensation was set out in the Annual Report 2006 of the Bank.

Save as disclosed above and as at the date of this announcement, Mr. Zhou has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Bank or any of its subsidiaries and is not related to any directors, senior management or substantial or controlling shareholders of the Bank.

Mr. Zhou was granted share options by BOC Hong Kong (BVI) Limited ("BOC (BVI)"), the immediate holding company of BOCHK Holdings, pursuant to a Pre-listing Share Option Scheme on 5 July 2002 to purchase from BOC (BVI) existing issued ordinary shares of BOCHK Holdings. As at the date of this announcement, Mr. Zhou has outstanding options to purchase 1,084,500 shares of BOCHK Holdings. He also holds 500 shares of BOCHK Holdings. Save as disclosed aforesaid, Mr. Zhou does not have any other interest in the shares of the Bank or its associated companies within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong as at the date of this announcement.

Further, there is nothing in respect of Mr. Zhou which needs to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything which needs to be brought to the attention of the shareholders of the Bank. Mr. Zhou has not been penalised by the China Securities Regulatory Commission or other relevant departments and stock exchange.

The Board would like to take this opportunity to welcome Mr. Zhou to join the Board.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 13 February 2008

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHOU Zaiqun, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, LIN Yongze*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*
\# *Independent Non-executive Directors*

File No. 82-35030

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The circular is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Bank of China Limited** (中國銀行股份有限公司), you should at once hand this circular to the purchaser or transferee or to the bank or licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

CONTINUING CONNECTED TRANSACTIONS

Independent financial adviser to the Independent Board Committee and the Shareholders

ROTHSCHILD

A letter from the Board is set out on pages 4 to 10 of this circular.

A letter from the Independent Board Committee containing its recommendation to the Shareholders is set out on page 11 of this circular. A letter from Rothschild, the independent financial adviser, containing its advice to the Independent Board Committee and the Shareholders is set out on pages 12 to 20 of this circular.

A notice for convening the AGM to approve the Continuing Connected Transactions, together with the proxy form for such purpose, will be despatched separately to the Shareholders as soon as practicable.

February 22, 2008

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"AGM"	an annual general meeting of the Company to be held in June 2008 to consider and approve, among other things, the Investment Connected Transactions and the Inter-bank Connected Transactions
"Announcement"	the announcement of the Company dated January 2, 2008 in relation to the Continuing Connected Transactions
"Annual Caps"	the annual caps for the three financial years ending December 31, 2010 in respect of the Continuing Connected Transactions
"Articles of Association"	the articles of association of the Company (as adopted, amended or modified from time to time)
"associate(s)"	has the same meaning ascribed to it in the Listing Rules
"Board"	the board of Directors of the Company
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands, a wholly owned subsidiary of the Company and the immediate holding company of BOCHK Holdings
"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK Holdings
"BOCHK Group"	BOCHK Holdings and its subsidiaries
"BOCHK Holdings"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong, the shares of which are listed on the Stock Exchange
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOC Services"	BOC Service Co., Ltd, a company incorporated under the laws of PRC, of which 55% equity interest is indirectly held by the Company, and 45% equity interest is indirectly held by BOCHK Holdings
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36%, respectively
"BOCI Securities"	BOCI Securities Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI
"Company"	Bank of China Limited, a joint stock limited liability company established under the laws of the PRC, and the H-Shares of which are listed on the Stock Exchange and the A-Shares of which are listed on the Shanghai Stock Exchange

"Continuing Connected Transactions"	the Investment Connected Transactions and the Inter-bank Connected Transactions
"Director(s)"	director(s) of the Company
"Group"	the Company and its subsidiaries (other than the BOCHK Group)
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	a committee of the Board comprising all the independent non-executive Directors
"Inter-bank Connected Transactions"	the continuing connected transactions as set out in the section headed "Particulars of the Continuing Connected Transactions – Inter-bank Connected Transactions" contained in the letter from the Board of this circular
"Investment Connected Transactions"	the continuing connected transactions as set out in the section headed "Particulars of the Continuing Connected Transactions – Investment Connected Transactions" contained in the letter from the Board of this circular
"Latest Practicable Date"	February 14, 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange (and a "Rule" means a rule of the Listing Rules)
"Macau"	Macau Special Administrative Region of the People's Republic of China
"PRC" or "China"	the People's Republic of China which, for the purposes of this circular only, excludes Taiwan, Macau and Hong Kong
"Rothschild"	N M Rothschild & Sons (Hong Kong) Limited, a corporation licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities as defined under the SFO, the independent financial adviser to the Independent Board Committee and the Shareholders in respect of the Continuing Connected Transactions
"Services and Relationship Agreement"	the Services and Relationship Agreement entered into among, inter alia, the Company and BOCHK Holdings dated July 6, 2002 (as amended and supplemented from time to time)
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Substantial Shareholder(s)"	has the meaning ascribed to it in the Listing Rules

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

Board of Directors:
Mr. XIAO Gang *(Chairman)*
Mr. LI Lihui *(Vice-chairman and President)*
Mr. LI Zaohang
Mr. ZHOU Zaiqun
* Mr. ZHANG Jinghua
* Mdm. HONG Zhihua
* Mdm. HUANG Haibo
* Mr. CAI Haoyi
* Mr. WANG Gang
* Mr. LIN Yongze
* Sir Frederick Anderson GOODWIN
* Mr. SEAH Lim Huat Peter
** Mr. Anthony Francis NEOH
** Mr. Alberto TOGNI
** Mr. HUANG Shizhong
** Mdm. HUANG Danhan

* *non-executive Directors*
** *independent non-executive Directors*

Registered Office:
No.1 Fuxingmen Nei Daijie
Xicheng District, Beijing 100818
PRC

Place of Business in Hong Kong:
8th Floor
Bank of China Tower
1 Garden Road
Hong Kong

February 22, 2008

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

Reference is made to the Announcement relating to, among other things, the Continuing Connected Transactions and the Annual Caps.

The Group conducts certain continuing connected transactions with the BOCHK Group pursuant to the Services and Relationship Agreement in the ordinary and usual course of its business on normal commercial terms. Following the establishment of BOC Services in late November 2007, of which 55% equity interest is indirectly held by the Company and 45% equity interest is indirectly held by BOCHK Holdings, BOCHK Holdings became a connected person of the Company under the Listing Rules by virtue of it being a substantial shareholder of a subsidiary of the Company and thus these ongoing transactions constituted continuing connected transactions of the Group under the Listing Rules.

The Continuing Connected Transactions are governed by the Services and Relationship Agreement and/or other specific agreements. Pursuant to the Services and Relationship Agreement, the Company has agreed to, and agreed to procure its associates to, enter into all future arrangements with the BOCHK Group on an arm's-length basis, on normal commercial terms and at rates no less favourable than those offered to independent third parties, in relation to certain areas including, among others, information technology services, training services, physical bullion agency services, correspondent banking arrangements, treasury transactions, provision of insurance and syndicated loans. Pursuant to the same agreement, BOCHK Holdings has agreed to, and agreed to procure its subsidiaries to, enter into all future arrangements on the same basis, provided that the rates offered by the BOCHK Group to the Company and its associates will be no more favourable than those offered to independent third parties. The Services and Relationship Agreement, as amended (the duration being the only amendment), is valid for a period of three years commencing January 1, 2008.

The main purposes of this circular are:

(a) to provide you with further details of the Continuing Connected Transactions and the Annual Caps;

(b) to set out the letter of recommendation in respect of the Continuing Connected Transactions and the Annual Caps from the Independent Board Committee to the Shareholders;

(c) to set out the letter of advice in respect of the Continuing Connected Transactions and the Annual Caps from Rothschild to the Independent Board Committee and the Shareholders; and

(d) to provide to the Shareholders with other information as required under the Listing Rules.

An Independent Board Committee, comprising all the independent non-executive Directors, has been formed to advise the Shareholders in respect of the Continuing Connected Transactions and the Annual Caps. Rothschild has also been appointed to advise the Independent Board Committee and the Shareholders on the fairness and reasonableness regarding the terms of the Continuing Connected Transactions.

PARTICULARS OF THE CONTINUING CONNECTED TRANSACTIONS

Investment Connected Transactions

1. **Securities Transactions**

BOCI Securities, a subsidiary of the Company, is recognized as one of the leading brokerage firms in Hong Kong and ranks among the leading brokerages in terms of trading volume. BOCI Securities provides securities brokerage services to the BOCHK Group and its customers from time to time in the ordinary and usual course of its business and on normal commercial terms.

In consideration of the provision of securities brokerage services to the BOCHK Group and its customers by BOCI Securities, the BOCHK Group pays a commission, net of a rebate based on a fixed portion of the gross commission, to BOCI Securities. Accordingly, BOCHK Holdings has been receiving rebates from BOCI Securities at a fixed proportion of the gross commission paid to BOCI Securities.

In addition, since 2004, the BOCHK Group has distributed various securities products issued by BOCI Securities and its associates such as equity linked instruments, structured notes, bonds and other financial products as their agent on the basis of a commission with reference to the prevailing market rates.

The table below sets out the historical commissions (net of rebate) and revenues and the Annual Caps for the securities transactions described above:

	2005	**2006**	**2007***
Historical commissions (net of rebate) and revenues *(HK$ million)*	102.43	195.63	412.93
	2008	**2009**	**2010**
Annual Caps *(HK$ million)*	2,700	4,000	6,000

* *For the ten months ended October 31, 2007*

2. Fund Distribution Transactions

As one of the leading financial services providers in Hong Kong, the BOCHK Group provides fund distribution services to fund houses (including BOCI-Prudential Manager) in its ordinary course of business. The BOCHK Group promotes and sells various fund products, including guaranteed fund and open-ended fund products, as an intermediary for BOCI-Prudential Manager. The BOCHK Group receives a commission rebate on the basis of a certain percentage of the management fee received by BOCI-Prudential Manager in relation to the guaranteed funds. In respect of open-ended fund products, the BOCHK Group receives a portion of the service fees received by BOCI-Prudential Manager in respect of the units it sells as a commission. All fees and commissions payable by the fund houses (including BOCI-Prudential Manager) are calculated with reference to the prevailing market rates and the underlying transaction volumes based on an agreed fee schedule.

The table below sets out the historical commissions and rebates and the Annual Caps for the fund selling transactions:

	2005	2006	2007*
Historical commissions and rebates *(HK$ million)*	45.1	53.59	186.48
	2008	**2009**	**2010**
Annual Caps *(HK$ million)*	2,700	4,000	6,000

* *For the ten months ended October 31, 2007*

3. Insurance Agency

BOCHK provides to BOC Insurance insurance agency services and receives commission payments in respect of the policies issued or renewed.

The table below sets out the historical commissions and the Annual Caps for the insurance agency services:

	2005	2006	2007*
Historical commissions *(HK$ million)*	221.42	295.06	311.76
	2008	**2009**	**2010**
Annual Caps *(HK$ million)*	2,700	4,000	6,000

* *For the ten months ended October 31, 2007*

Inter-bank Connected Transactions

4. Foreign Exchange Transactions

In the ordinary course of its business, the Group enters into foreign exchange transactions with the BOCHK Group. These transactions are executed with reference to the prevailing market rates. Foreign exchange transactions include spot, forward and outright transactions, and exercised currency options. The Company also conducts foreign currency banknote exchange transactions with BOCHK Group on normal commercial terms.

The table below sets out the historical estimated revenues and the Annual Caps for the foreign exchange transactions described above:

	2005	2006	2007*
Historical estimated revenues *(HK$ million)*	88.53	55.97	13.01
	2008	**2009**	**2010**
Annual Caps *(HK$ million)*	2,700	4,000	6,000

* *For the ten months ended October 31, 2007*

5. Trading of Financial Assets

The Company and its branches enter into various transactions with the BOCHK Group, in which the Company and its branches buy or sell secondary interests in loans from and to the BOCHK Group. Trading of accounts receivables, forfaitings and other similar types of financial assets are also included in this category. These transactions are conducted on normal commercial terms.

The table below sets out the historical value of such financial assets traded by the Company and its branches with the BOCHK Group and the Annual Caps for such transactions:

	2005	2006	2007*
Historical value *(HK$ million)*	269.71	1,179.54	1,007.09
	2008	**2009**	**2010**
Annual Caps *(HK$ million)*	50,000	75,000	110,000

* *For the ten months ended October 31, 2007*

6. Inter-bank Capital Markets

The Group buys and sells debt securities from and to the BOCHK Group in the secondary market with reference to the prevailing market rates. The Group may trade other securities with the BOCHK Group in the future.

The table below sets out the historical value of debt and other securities traded by the Group with the BOCHK Group and the Annual Caps for such transactions:

	2005	2006	2007*
Historical value *(HK$ million)*	3,223	4,538.83	1,825.36
	2008	**2009**	**2010**
Annual Caps *(HK$ million)*	50,000	75,000	110,000

* *For the ten months ended October 31, 2007*

REASONS AND BASIS FOR THE ANNUAL CAPS

Investment Connected Transactions

The Investment Connected Transactions involve activities which are regulated by various regulatory bodies in Hong Kong, such as the Hong Kong Monetary Authority, the Securities and Futures Commission and the Office of the Commissioner of Insurance. The securities transactions are subject to the turnover of the stock market in Hong Kong and the historical transaction amounts for the ten months ended October 31, 2007 increased significantly as compared to the historical transaction amounts for the year ended 2006 due to the booming stock market during 2007. For the fund distribution transactions, they are mainly determined by customers' decision on their wealth management portfolio (e.g. stock, trust fund and foreign currency etc.) which are also not within the Group's control. The historical amounts of the fund distribution transactions for the ten months ended October 31, 2007 increased significantly by over 2.5 times of the historical transaction amounts for the year ended December 31, 2006. The insurance agency transactions relate primarily to the insurance market which is also subject to external factors similar to that of the stock market in Hong Kong and the historical transaction amounts of which for the ten months ended October 31, 2007 also increased by approximately 5.66% over the historical transaction amounts for the year ended December 31, 2006. All of the transactions above increased significantly for the ten months ended October 31, 2007 and the transaction values of which are subject to a number of external factors that are beyond the control of the Group. Accordingly, a standard cap amount of HK$2,700 million is proposed for each of the Investment Connected Transactions for the year ending December 31, 2008. Such annual cap is based on 5% of the revenue of the BOCHK Group (being the benchmark figure adopted internally by BOCHK Holdings with reference to BOCHK Holdings' experience in similar transactions and which the Company and BOCHK Holdings consider reasonable given the volatility of the capital markets) of approximately HK$47,165 million for the year ended December 31, 2006 after taking into account a growth rate of approximately 14.5% (being the growth rate of BOCHK Holdings' net operating income, as reflected in BOCHK Holdings' 2007 Interim Report). For each of the two years ending December 31, 2010, an annual growth rate of 50% is applied on the Annual Cap for the year ending December 31, 2008 to set the respective Annual Caps for each of the Investment Connected Transactions. Such annual growth rate has been determined after taking into account the market-driven nature of the Investment Connected Transactions which is considered to be difficult for the Group to estimate. Since the transaction amounts of the Investment Connected Transactions may vary significantly due to the unexpected fluctuations of the financial markets, the Directors consider the Annual Caps for the Investment Connected Transactions for each of the three years ending December 31, 2010 to be in the interests of the Company and its Shareholders as a whole.

Inter-bank Connected Transactions

The Inter-bank Connected Transactions involve transactions among banks or financial institutions, which are regulated by monetary authorities in all regions. For these transactions, a buy order and a sell order will be regarded as two transactions, and the amounts involved will therefore count twice, for example, a foreign exchange transaction needs to roll over twice every month, the total amount incurred from such transaction will therefore be rolled over 24 times. Accordingly, the historical transaction amounts may not be a good indicator to estimate the future transaction amounts.

For the foreign exchange transactions, the transactions include spot, forward and outright transactions, which may vary significantly depending on the prevailing market rates. The revenue or loss generated from these transactions is largely dependent on the relative strength or weakness of the currency, which is beyond the Company's control. Given the market-driven nature of the foreign exchange transactions which is difficult for the Company to estimate the future transaction amounts, the Annual Caps of these transactions are set at the same amounts as those of the Investment Connected Transactions. The Directors consider the Annual Caps for the foreign exchange transactions for the three years ending December 31, 2010 to be in the interests of the Company and its Shareholders as a whole.

For the trading of financial assets and the inter-bank capital markets transactions, these transactions involve dollar bills and exchange fund notes of which the BOCHK Group is one of the market makers in Hong Kong. In 2006, the historical transaction amounts for the trading of financial assets and the inter-bank capital markets transactions increased significantly by approximately 337% and approximately 41%, respectively over those historical transaction amounts in 2005. The significant increase during 2006 was mainly due to the high demand for Hong Kong dollar notes and the increase in the corresponding Hong Kong dollar loans. For the ten months ended October 31, 2007, the demand for Hong Kong dollar notes dropped sharply and approximately HK$1,825 million in value was transacted. Given the great uncertainties of these two transactions which may vary subject to market conditions, the Annual Cap for the year ending December 31, 2008 is set with reference to 5% of the total assets of the BOCHK Group (being the benchmark figure adopted internally by BOCHK Holdings with reference to BOCHK Holdings' experience in similar transactions and which the Company and BOCHK Holdings consider reasonable given the volatility of the capital markets) of approximately HK$924,227 million as at December 31, 2006 after taking into account a growth rate of approximately 6.5% (being the growth rate of the interim total asset value of BOCHK Holdings in 2007, as reflected in BOCHK Holdings' 2007 Interim Report). For each of the two years ending December 31, 2010, an annual growth rate of 50% is applied on the Annual Cap for the year ending December 31, 2008 to set the respective Annual Caps for each of the trading of financial assets and

the inter-bank capital markets. Such annual growth rate has been determined after taking into account the market-driven nature of the trading of financial assets and the inter-bank capital markets, which are considered to be difficult for the Group to estimate. Such Annual Caps provide flexibility for the Group to accommodate future unexpected volatility of the financial markets and the Directors consider the Annual Caps to be in the interests of the Company and its Shareholders as a whole.

LISTING RULES REQUIREMENTS

Investment Connected Transactions and the Inter-bank Connected Transactions

Given that the Annual Caps in respect of each of the Investment Connected Transactions and the Inter-bank Connected Transactions represent more than 2.5% of the applicable percentage ratios as defined in the Listing Rules, the Investment Connected Transactions and the Inter-bank Connected Transactions constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules, and are subject to the reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 14A.48 and the annual review requirements under Rules 14A.37 and 14A.38 of the Listing Rules.

The Board has set up the Independent Board Committee comprising all the independent non-executive Directors to review the Continuing Connected Transactions and the Annual Caps and give recommendations to the Shareholders. The Company has appointed Rothschild as the independent financial adviser to advise the Independent Board Committee and the Shareholders for the purpose of considering the Continuing Connected Transactions and the Annual Caps.

Rothschild has confirmed to the Independent Board Committee that, in its opinion, the Investment Connected Transactions and the Inter-bank Connected Transactions have been entered into in the ordinary and usual course of the Group's business, on normal commercial terms, are fair and reasonable, and are in the interests of the Company and its Shareholders as a whole.

To the best of the knowledge, information and belief of the Directors, no Shareholder is required to abstain from voting on the resolutions in respect of the Investment Connected Transactions and the Inter-bank Connected Transactions at the AGM.

ANNUAL GENERAL MEETING

The Directors propose to approve the Continuing Connected Transactions and the Annual Caps at the AGM tentatively scheduled to be held in June 2008. A notice of AGM together with a proxy form and a reply slip will be despatched to the Shareholders as soon as practicable.

As the Investment Connected Transactions and the Inter-bank Connected Transactions continue following the expiration of the financial year ended December 31, 2007, the Directors will ensure that the transaction values of each of the transactions under the Investment Connected Transactions and the Inter-bank Connected Transactions falls within 2.5% of the applicable percentage ratios as defined in the Listing Rules, prior to obtaining approval from the Shareholders at the AGM. Various control mechanisms have been adopted by the Company to ensure that the relevant connected transactions fall within the 2.5% threshold. Such mechanisms include generating monthly reports showing the transaction figures for each of the relevant connected transactions, and imposing a lower threshold as an internal cap whereby a warning signal will be issued and preventive measures will be taken immediately if the relevant connected transactions reach the internal cap.

In the event that the Shareholders do not grant approval for any of the Investment Connected Transactions and the Inter-bank Connected Transactions at the AGM, the Company will ensure that the transaction figures of the relevant connected transactions fall within the 2.5% threshold for the remaining of the year. Further, pursuant to the Services and Relationship Agreement, the Company has the right to exit the relevant connected transactions by giving prior written notice to BOCHK Group. As at the Latest Practicable Date, each of the aggregate transaction values of the Investment Connected Transactions and the Inter-bank Connected Transactions falls within the 2.5% threshold.

INFORMATION ON THE COMPANY AND BOCHK GROUP

The Company is one of the four largest commercial banks in the PRC in terms of total assets with most extensive international branch network among PRC commercial banks. The Company's core business is commercial banking, which primarily consists of corporate banking, personal banking and treasury operations. The Company also conducts investment banking and insurance activities through its subsidiaries. The combination of the commercial banking, investment banking and insurance businesses has created a universal banking platform that allows the Company to provide integrated services to its customers.

The Company has one of the most extensive domestic distribution networks, with over 10,000 branches and outlets, 580 self-service centres and 11,600 automated service machines throughout the PRC. The Company also has an extensive international network, which comprises over 600 overseas branches, subsidiaries and representative offices covering 28 countries and regions, and the Company has correspondent banking relationships with over 1,400 foreign banks. In addition, we offer electronic-banking services such as telephone banking and internet banking.

The H-Shares of the Company began trading on the main board of the Stock Exchange on June 1, 2006 and the A-Shares of the Company began trading on the Shanghai Stock Exchange on July 5, 2006, respectively.

BOCHK Holdings was incorporated in Hong Kong on September 12, 2001 to hold the entire equity interest in BOCHK, its principal operating subsidiary. The Company holds a substantial part of its interests in the shares of BOCHK Holdings through certain direct and indirect wholly owned subsidiaries of the Company.

BOCHK is a leading commercial banking group in Hong Kong. With over 280 branches and about 450 ATMs and other delivery channels in Hong Kong, BOCHK and its subsidiaries offer a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three banknote issuing banks in Hong Kong. In addition, BOCHK and its subsidiaries have 16 branches and sub-branches in the PRC to provide cross-border banking services to customers in Hong Kong and the PRC. BOCHK is appointed by the People's Bank of China as the Clearing Bank for Renminbi (RMB) business in Hong Kong.

VOTING BY POLL

By virtue of the Listing Rules, the votes for approving the resolutions in respect of the Continuing Connected Transactions are required to be taken by way of a poll.

According to the Articles of Association, resolutions at a Shareholders' meeting shall be decided on a show of hands unless requested by the listing rules of the place where the Company's shares are listed or a poll is demanded before or after any vote on a show of hands. A poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least two Shareholders entitled to vote, present in person or by proxy; or

(iii) one or more Shareholders present in person or by proxy holding individually or jointly 10% (inclusive) or more of the shares carrying the right to vote at the meeting.

RECOMMENDATION

The Directors (including the independent non-executive Directors) consider the Continuing Connected Transactions and the Annual Caps have been entered into in the ordinary and usual course of the Group's business, on normal commercial terms, are fair and reasonable and are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors (including the independent non-executive Directors) recommend the Shareholders to vote in favour of the ordinary resolutions to be proposed at the AGM for the approval of the Continuing Connected Transactions and the Annual Caps.

ADDITIONAL INFORMATION

The Independent Board Committee has been appointed to advise the Shareholders in respect of the Continuing Connected Transactions and the Annual Caps. Rothschild has been appointed to advise the Independent Board Committee and the Shareholders in such regard. Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on page 11 of this circular, which contains its recommendation to the Shareholders, and the letter from Rothschild set out on pages 12 to 20 of this circular, which contains its advice to the Independent Board Committee and the Shareholders.

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
XIAO Gang
Chairman

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

February 22, 2008

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated February 22, 2008 of the Company (the "Circular") of which this letter forms part. Terms defined in the Circular shall have the same meanings herein unless the context otherwise requires.

We have been appointed as the Independent Board Committee to advise you as to whether, in our opinion, the Continuing Connected Transactions and the Annual Caps are in the interests of the Company and its Shareholders as a whole and are fair and reasonable so far as the Shareholders are concerned. Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee and the Shareholders in respect of the Continuing Connected Transactions and the Annual Caps.

We wish to draw your attention to the "Letter from the Board" set out on pages 4 to 10 of the Circular, and the letter from Rothschild to the Independent Board Committee and the Shareholders set out on pages 12 to 20 of the Circular which contains its opinion in respect of the Continuing Connected Transactions and the Annual Caps.

Having taken into account the advice of Rothschild and its recommendation in relation thereto, we consider that the Continuing Connected Transactions and the Annual Caps are in the interests of the Company and its Shareholders as a whole and are fair and reasonable so far as the Shareholders are concerned. Accordingly, we recommend that you vote in favour of the ordinary resolutions to be proposed at the AGM to approve the Continuing Connected Transactions and the Annual Caps.

Yours faithfully,
Anthony Francis NEOH
Alberto TOGNI
HUANG Shizhong
HUANG Danhan
Independent Board Committee

The following is the text of the letter from Rothschild in respect of the non-exempt Continuing Connected Transactions and the Annual Caps to the Independent Board Committee and the Shareholders prepared for inclusion in this circular:

ROTHSCHILD

February 22, 2008

To the Independent Board Committee
and the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the Continuing Connected Transactions, details of which are contained in the circular issued by the Company dated February 22, 2008 to the Shareholders (the "Circular") of which this letter forms a part. Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee and the Shareholders as to whether or not the terms of the non-exempt Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its Shareholders taken as a whole, and whether the Annual Caps in respect of the non-exempt Continuing Connected Transactions are fair and reasonable.

The terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.

Pursuant to the Services and Relationship Agreement and in the ordinary and usual course of business, the Company and BOCHK Holdings have agreed to enter into certain transactions, including the Investment Connected Transactions and the Inter-bank Connected Transactions and these transactions are of a recurrent nature. Following the establishment of BOC Services in late November 2007, of which 55% equity interest is indirectly held by the Company and 45% equity interest is indirectly held by BOCHK Holdings, BOCHK Holdings became a connected person of the Company under the Listing Rules by virtue of it being a substantial shareholder of a subsidiary of the Company and thus these ongoing transactions constituted continuing connected transactions of the Company under the Listing Rules.

Given that the Annual Caps in respect of each of the Investment Connected Transactions and the Inter-bank Connected Transactions represent more than 2.5% of the applicable percentage ratios as defined under the Listing Rules, the Investment Connected Transactions and the Inter-bank Connected Transactions constitute non-exempt continuing connected transactions. Pursuant to the Listing Rules, these non-exempt Continuing Connected Transactions and the setting of Annual Caps are subject to the approval of the independent Shareholders at the AGM by way of a poll. To the best of the knowledge, information and belief of the Directors, no Shareholder of the Company is required to abstain from voting on the resolutions in respect of the Continuing Connected Transactions at the AGM.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company and have assumed that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Circular are fair and reasonable and have relied on them.

We have been advised by the Company that opinions expressed in the "Letter from the Board" have been arrived at after due and careful consideration and no material facts have been omitted from the Circular. We are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate, incomplete or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company. The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no material facts the omission of which would make any statement in the Circular misleading. We believe that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Group.

N M Rothschild & Sons (Hong Kong) Limited
16th Floor, Alexandra House
18 Chater Road
Central
Hong Kong SAR

Telephone +852 2525 5333
Facsimile +852 2868 1728
+852 2810 6997

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

1. Background and rationale

The Company is one of the four largest commercial banks in the PRC in terms of total assets with one of the most extensive domestic and international branch network among PRC commercial banks. The core business of the Company is commercial banking, which primarily consists of corporate banking, personal banking and treasury operations. In addition, the Company also conducts investment banking and insurance activities through its subsidiaries.

BOCHK, a principal operating subsidiary of BOCHK Holdings, is a leading commercial banking group in Hong Kong and one of the three banknote issuing banks in Hong Kong. BOCHK and its subsidiaries offer a comprehensive range of financial products and services to retail and corporate customers.

As a result of the strong customer base and leading positions in their respective operations in both mainland China and Hong Kong, the Company considers it natural and in the interest of the Company and its shareholders to enter into a number of banking and other financial services transactions with the BOCHK Group.

As discussed above, the Services and Relationship Agreement had been entered into between the Company and BOCHK Holdings in the ordinary and usual course of business and the Investment Connected Transactions and the Inter-bank Connected Transactions constitute non-exempt continuing connected transactions of the Company under the Listing Rules.

The Continuing Connected Transactions are governed by the Services and Relationship Agreement and/or other specific agreements.

Pursuant to the Services and Relationship Agreement, the Company has agreed to, and agreed to procure its associates to, enter into all future arrangements with the BOCHK Group on an arm's-length basis, on normal commercial terms and at rates no less favourable than those offered to independent third parties, in relation to certain areas including, among others, information technology services, training services, physical bullion agency services, correspondent banking arrangements, treasury transactions, provision of insurance and syndicated loans. Pursuant to the same agreement, BOCHK Holdings has agreed to, and agreed to procure its subsidiaries to, enter into all future arrangements on the same basis, provided that the rates offered by the BOCHK Group to the Company and its associates will be no more favourable than those offered to independent third parties. The Services and Relationship Agreement, as amended (the duration being the only amendment), is valid for a period of three years commencing January 1, 2008.

To this end, we also understand that the Company considers that the Continuing Connected Transactions have been entered into in the ordinary and usual course of the Group's business, on normal commercial terms, are fair and reasonable and are in the interest of the Company and its shareholders. Discussion of each of the non-exempt Continuing Connected Transactions is set out below.

2. Investment Connected Transactions

(i) Securities transactions

BOCI Securities, a subsidiary of the Company, provides securities brokerage services to the BOCHK Group and its customers on a non-exclusive basis from time to time in the ordinary and usual course of its business and on normal commercial terms.

In consideration of the provision of securities brokerage services to the BOCHK Group and its customers by BOCI Securities, the BOCHK Group pays a commission, net of a rebate based on a fixed portion of the gross commission, to BOCI Securities. Accordingly, BOCHK Holdings has been receiving rebates from BOCI Securities at a fixed proportion of the gross commission payable to BOCI Securities. Based on our discussions with the Company, we understand that the commission rebates BOCI Securities pays to BOCHK

Holdings are in line with the commission rebates that other securities brokers pay to BOCHK Holdings. In this respect, we have reviewed a sample of historical securities transactions entered into between BOCHK Holdings and (i) independent third parties; and (ii) BOCI Securities, respectively. Such comparable transactions were sampled from the same time period of transactions. We have not noted any significant differences between the respective commission rebates offered by BOCI Securities and those offered by other independent third parties.

In addition, since 2004, the BOCHK Group has distributed various securities products issued by BOCI Securities and its associates such as equity linked instruments, structured notes, bonds and other financial products as their agent on the basis of a commission with reference to the prevailing market rates.

Based on the above, we consider that the securities transactions are entered into on normal commercial terms.

(ii) *Fund distribution transactions*

As one of the leading financial services providers in Hong Kong, the BOCHK Group provides fund distribution services to fund houses (including BOCI-Prudential Manager, a subsidiary of the Company) in its ordinary course of business. The BOCHK Group promotes and sells various fund products, including guaranteed fund and open-ended fund products, as an intermediary for BOCI-Prudential Manager. In this connection, the BOCHK Group receives a commission rebate on the basis of a certain percentage of the management fee received by BOCI-Prudential Manager in relation to guaranteed funds. In respect of open-ended fund products, the BOCHK Group receives a portion of the service fees, including initial subscription fee, trailing commission and switching fee, received by BOCI-Prudential Manager in respect of the units it sells as a commission. Based on our discussions with the Company, we understand that all fees and commissions payable by the fund houses (including BOCI-Prudential Manager) are calculated with reference to the prevailing market rates and the underlying transaction volumes based on an agreed fee schedule. In this respect, we have reviewed a sample of historical fund distribution transactions entered into between BOCHK Group and (i) independent third parties; and (ii) BOCI-Prudential Manager, respectively. Such comparable transactions were sampled from the same time period of transactions. We have not noted any significant differences between the respective commissions and rebates offered by BOCI-Prudential Manager and those offered by other independent third parties.

Based on the above, we consider that the fund distribution transactions are entered into on normal commercial terms.

(iii) *Insurance agency*

BOCHK provides to BOC Insurance, a subsidiary of the Company, insurance agency services on a non-exclusive basis and receives commission payments in respect of the policies issued or renewed with reference to the prevailing market rates. Based on our discussions with the Company, we understand that BOC Insurance also uses insurance agency services from other financial institutions and the commissions that BOC Insurance pays these financial institutions are in line with the commission paid to BOCHK. In this respect, we have reviewed a sample of historical insurance transactions entered into between BOC Insurance and (i) independent third parties; and (ii) BOCHK, respectively. Such comparable transactions were selected based on the same time period of transactions. We have not noted any significant differences between the respective commissions paid to BOCHK and those paid to other independent third parties.

In addition, we understand that the commission charge with regard to insurance agency services are highly regulated by the Office of the Commissioner of Insurance. In assessing and reviewing the terms of the insurance agency agreements, we have reviewed a sample of insurance agency agreements entered into between BOC Insurance and its insurance agencies and noted from our examination that the terms of the insurance agency agreements are set in accordance with the relevant regulations.

Based on the above, we consider that the insurance agency transactions are entered into on normal commercial terms.

Annual caps

The table below sets out the historical commissions, revenue and rebates, where applicable and the Annual Caps for each of the Investment Connected Transactions:

	Historical values (HK$ million)			Annual Caps (HK$ million)		
	2005	2006	2007*	2008	2009	2010
Securities transactions (commissions (net of rebate) and revenues)	102.43	195.63	412.93	2,700	4,000	6,000
Fund distribution transactions (commissions and rebates)	45.1	53.59	186.48	2,700	4,000	6,000
Insurance agency (commissions)	221.42	295.06	311.76	2,700	4,000	6,000

* *For the ten months ended October 31, 2007*

In considering the reasonableness of the Annual Caps for the Investment Connected Transactions, we have discussed with the Company the basis upon which the Annual Caps were determined and noted that the Annual Caps for the Investment Connected Transactions have been determined based on 5% of the revenue of the BOCHK Group (being the internal benchmark adopted by BOCHK Holdings with reference to its experience in similar transactions and which the Company and BOCHK Holdings consider reasonable given the volatility of the capital markets) of approximately HK$47,165 million for the year ended December 31, 2006 after taking into account a growth rate of approximately 14.5% (being the growth rate of BOCHK Holdings' net operating income, as reflected in BOCHK Holdings' 2007 Interim Report). For each of the two years ending December 31, 2010, an annual growth rate of 50% is applied on the Annual Cap for the year ending December 31, 2008. Such annual growth rate has been determined after taking into account the market-driven and unpredictable nature of the Investment Connected Transactions and the Group's intention to further grow the investment related businesses as well as to further deepen the collaboration with BOCHK Group. Based on our discussions with the Company, we also note that in determining the Annual Caps, the Company has taken into account the following factors:

(a) Unpredictable nature of the transactions

As stated in the Announcement, the Investment Connected Transactions involve activities that may vary significantly from year to year due to a number of external factors that are beyond the control of the Group, including the unexpected fluctuations of the financial markets. For example, the securities transactions are subject to the turnover volatility of the stock market in Hong Kong; the fund distribution transactions are mainly determined by customers' decision on their wealth management portfolio (e.g. stock, trust fund and foreign currency etc.); and the insurance agency transactions relate primarily to the insurance market, which is also subject to external factors similar to that of the stock market in Hong Kong. Due to the volatile nature of the transactions, historical transaction amounts may not be a good indicator to estimate the future transaction amounts. Based on the above, we concur with the Company's view that the transaction values of the Investment Connected Transactions are difficult for the Group to predict accurately.

(b) Historical trend and future growth

The historical securities transaction amounts for the ten months ended October 31, 2007 increased significantly as compared to the historical transaction amounts for the year ended 2006 due to the booming stock market in 2007. For fund distribution transactions, the historical amounts for the ten months ended October 31, 2007 increased significantly by over 2.5 times of the historical transaction amounts for the year ended December 31, 2006. The historical transaction amounts of insurance agency for the ten months ended October 31, 2007 also increased by approximately 5.7% over the historical transaction amounts for the year ended December 31, 2006.

As stated in the above, the Investment Connected Transactions increased significantly in 2006 and for the ten months ended October 31, 2007. In addition, based on our discussions with the Company, we understand that it is the Group's intention to further grow the investment related businesses as well as to further deepen the collaboration with BOCHK Group, as such the volume and value of the Investment Connected Transactions are expected to increase further.

In addition, the Company is of the view that in the event that the relevant transactions exceeds the Annual Caps, the potential obligations to obtain Shareholders' approval would cause significant delay to the transactions that are entered into on normal commercial terms and would hinder the potential business growth and profitability of the Group.

Based on the unpredictable nature of the Investment Connected Transactions and the Group's future business expansion in investment related businesses and further collaboration with BOCHK Group, we concur with the Company's view that the Investment Connected Transactions are fair and reasonable and in the interest of the Company and its Shareholders as a whole and we also consider the Annual Caps for each of the Investment Connected Transactions to be fair and reasonable.

3. Inter-bank Connected Transactions

(i) Foreign exchange transactions

In the ordinary course of its business, the Group enters into foreign exchange transactions with the BOCHK Group as well as independent third parties. Foreign exchange transactions include spot, forward and outright transactions, and exercised currency options. The Company also conducts foreign currency banknote exchange transactions with BOCHK Group on normal commercial terms.

We understand from the Company that it enters into foreign exchange transactions in response to customer-driven transactions and for the purpose of foreign exchange risk management. As advised by the Company, except for foreign currency banknote exchange transactions, all foreign exchange transactions are required to go through a centralised broker system, namely Electronic Brokerage System ("EBS"), which ensures that all transactions in the system will be executed according to the prevailing market rates. EBS would list out all the bid/ask orders and transactions will be executed when an order is matched with a counterparty. As such, the Group does not have any discretion over the counterparty with which a particular transaction is executed. The rates offered by BOCHK Group are no more favourable than those offered by independent third parties.

In this respect, we have reviewed a sample of foreign exchange transactions entered into between the Company and (i) independent third parties; and (ii) BOCHK Group, respectively. Such comparable transactions were sampled from the same time period of transactions. We have not noted any significant differences between the respective foreign exchange rates offered to the Company and the rates offered to other independent third parties. In addition, we have carried out independent verification on the rates of certain foreign exchange transactions entered into between the Company and BOCHK Group by comparing to the market rates as quoted from Bloomberg and have not noted any significant differences either.

Based on the above, we consider that the foreign exchange transactions are entered into on normal commercial terms.

(ii) Trading of financial assets

The Company and its branches enter into various transactions with the BOCHK Group, in which the Company and its branches buy or sell secondary interests in loans from and to the BOCHK Group and independent third parties. Trading of accounts receivables, forfaitings and other similar types of financial assets are also included in this category.

As advised by the Company, it enters into financial assets trading for reasons including the maintenance of adequate level of liquidity and risk management. Based on our discussions with the Company, we understand that the terms of trading of financial assets transactions are determined based on arm's length negotiation and are set on normal commercial terms. We have reviewed certain records for the trading of financial assets transactions and we have not noted any significant difference between the terms of the trading of financial assets transactions between the Company and BOCHK Group and with independent financial institutions.

Based on the above, we consider that the trading of financial assets are entered into on normal commercial terms.

(iii) Inter-bank capital markets

It is the Company's ordinary course of business to enter into inter-bank capital market transactions which include the purchase or sale of debt securities from and to the BOCHK Group or independent third parties in the secondary market. Based on our discussions with the Company, we understand that inter-bank capital markets transactions are also often used as a tool in managing the Company's liquidity and the overall risk profile. In addition to debt securities, the Group may trade other securities with the BOCHK Group in the future. Similar to the foreign exchange transactions, all inter-bank capital markets transactions are required to go through EBS and all bid/ask orders made by the Company can be seen and accepted by other participants in the market including BOCHK Group.

We have reviewed a sample of historical inter-bank capital markets transactions between the Company and (i) independent third parties; and (ii) BOCHK Group, respectively, which are sampled from the same time period of transactions. Based on our review, we have not noted any significant difference between the terms offered to BOCHK Group and those offered to independent third parties. We have also compared the traded prices of the inter-bank capital market transactions and the historical market rates as quoted from Bloomberg and have not noted any significant difference either.

Based on the above, we consider that the inter-bank capital markets transactions are entered into on normal commercial terms.

Annual Caps

The table below sets out the historical transaction amounts and the Annual Caps for each of the Inter-bank Connected Transactions:

	Historical values (HK$ million)			Annual Caps (HK$ million)		
	2005	**2006**	**2007***	**2008**	**2009**	**2010**
Foreign exchange transactions (estimated revenues)	88.53	55.97	13.01	2,700	4,000	6,000
Trading of financial assets (transaction value)	269.71	1,179.54	1,007.09	50,000	75,000	110,000
Inter-bank capital markets (transaction value)	3,223	4,538.83	1,825.36	50,000	75,000	110,000

* *For the ten months ended October 31, 2007*

In considering the reasonableness of the Annual Caps for the Inter-bank Connected Transactions, we have discussed with the Company the basis upon which the Annual Caps were determined and noted that:

- The Annual Caps of foreign exchange transactions are set at the same amounts as those of the Investment Connected Transactions; and

- the Annual Caps amount for trading of financial assets and inter-bank capital market transactions, have been determined based on 5% of the total assets of the BOCHK Group (being the internal benchmark adopted by BOCHK Holdings with reference to its experience in similar transactions and which the Company and BOCHK Holdings consider reasonable given the volatility of the capital markets) of approximately HK$924,227 million as at December 31, 2006 after taking into account a growth rate of approximately 6.5% (being the growth rate of the interim total asset value of BOCHK Holdings in 2007, as reflected in BOCHK Holdings' 2007 Interim Report). For each of the two years ending December 31, 2010, an annual growth rate of 50% is applied on the Annual Cap for the year ending December 31, 2008. Such annual growth rate has been determined after taking into account the market-driven and unpredictable nature of the trading of financial assets and the inter-bank capital market transactions and the Group's intention to further grow the inter-bank related businesses as well as to further deepen the collaboration with BOCHK Group.

Based on our discussions with the Company, we also note that in determining the Annual Caps, the Company has taken into account the following factors:

(a) Unpredictable nature of the transactions

The Inter-bank Connected Transactions involve transactions among banks or financial institutions, which are regulated by monetary authorities in all regions. For these transactions, a buy order and a sell order will be regarded as two transactions, and the amounts involved will therefore count twice, for example, if a foreign exchange transaction needs to roll over twice every month, the total amount incurred from such transaction will therefore be rolled over 24 times in one year. Accordingly, any transaction amounts may be exaggerated when recorded as Continuing Connected Transactions.

Foreign exchange transactions are entered into in response to customer demand and for the purpose of foreign exchange risk management that require the relevant transactions to be executed in a timely and efficient manner. If the relevant transactions exceed the Annual Caps, the obligation to seek Shareholders' approval would cause significant delay to the entering into such transactions. The foreign exchange transactions include spot, forward and outright transactions, which may vary significantly depending on the prevailing market rates. The (revenue or loss generated from) hedging need and customer demand of these transactions are largely dependent on the relative strength or weakness of the currency, which is beyond the Company's control. Given the market-driven nature of the foreign exchange transactions which is difficult for the Company to estimate the future transaction amounts, we concur with the Company's view that it is fair and reasonable to set the Annual Caps of these transactions at the same amounts as those of the Investment Connected Transactions.

The Inter-bank Connected Transactions involve activities that may vary significantly from year to year due to a number of external factors that are beyond the control of the Group, including the unexpected fluctuations of the financial markets. For example, the foreign exchange transactions are subject to the strength of relative currencies traded; the trading of financial assets transactions may depend of the risk portfolio of the Group's assets. Based on the above, we concur with the Company's view that the transaction values of the Inter-bank Connected Transactions are difficult for the Group to predict accurately.

(b) Historical trend and future growth

In 2006, the historical transaction amounts for the trading of financial assets and the inter-bank capital markets transactions increased significantly by approximately 337.3% and approximately 40.8%, respectively over those historical transaction amounts in 2005. The significant increase during 2006 was mainly due to the high demand for Hong Kong dollar notes and the increase in the corresponding Hong Kong dollar loans. For the ten months ended October 31, 2007, the demand for Hong Kong dollar notes dropped sharply and approximately HK$1,825 million in value was transacted.

As a result of the unexpected fluctuations in the transaction values, BOCHK Holdings revised the annual caps for a number of connected transactions in 2006.

Based on the unpredictable nature of the Inter-bank Connected Transactions and the Group's future business expansion in inter-bank related businesses and further collaboration with the BOCHK Group, we concur with the Company's view that the Inter-bank Connected Transactions are fair and reasonable and in the interest of the Company and its Shareholders as a whole and we also consider the Annual Caps for each of the Inter-bank Connected Transactions to be fair and reasonable.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider (a) the terms of the Continuing Connected Transactions to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interest of the Company and its Shareholders taken as a whole; (b) the proposed Annual Caps for each of the Continuing Connected Transactions for each of the three years ending December 31, 2010 to be fair and reasonable. Accordingly, we advise the Independent Board Committee to recommend the Shareholders to vote in favour of the ordinary resolutions to be proposed at the AGM for the approval of the Continuing Connected Transactions and the Annual Caps.

Yours very truly,
For and on behalf of
N M Rothschild & Sons (Hong Kong) Limited
Kelvin Chau
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' AND SUPERVISORS' INTERESTS AND SHORT POSITIONS IN SECURITIES

As at the Latest Practicable Date, the interests and short positions of the Directors and the supervisors of the Company and their respective associates in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules ("Model Code"), to be notified to the Company and the Stock Exchange, were as follows:

Interests in shares or underlying shares of the associated corporations of the Company through equity derivatives

	Interests in shares	Interests in underlying shares				
Name of Director	Number of shares held	Number of underlying shares in respect of options[1] held as at the Latest Practicable Date	Date of grant	Exercisable period	Name of the associated corporation	Capacity in which interests are held
LI Zaohang	–	1,466,000	July 5, 2002	July 25, 2003 to July 4, 2012	BOCHK Holdings	Beneficial owner
ZHOU Zaiqun	500	1,084,500	July 5, 2002	July 25, 2003 to July 4, 2012	BOCHK Holdings	Beneficial owner

Note 1: On July 5, 2002, the Directors mentioned above were granted options by BOC (BVI) pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of BOCHK Holdings at a price of HK$8.50 per share. These options have a vesting period of four years from July 25, 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or the supervisors of the Company or their respective associates had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

3. SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SECURITIES

As at the Latest Practicable Date, so far as was known to the Directors or the supervisors of the Company, the following parties (other than the interests disclosed above in respect of certain Directors and the supervisors of the Company) had, or were deemed or taken to have interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any option in respect of such capital.

Name of Shareholder	Number of shares held	Type of shares	Percentage of total issued A-Shares	Percentage of total issued H-Shares	Percentage of total issued share capital	Capacity in which interests are held
Central SAFE Investments Limited	171,325,404,740	A	96.35%	–	67.49%	Beneficial owner
The Royal Bank of Scotland Group plc Note 1	20,944,789,236	H	–	27.55%	8.25%	Attributable interest & beneficial owner
RBS CI Limited Note 1	20,942,736,236	H	–	27.54%	8.25%	Attributable interest & beneficial owner
RBS China Investments S.à.r.l.	20,942,736,236	H	–	27.54%	8.25%	Beneficial owner
Temasek Holdings (Private) Limited Note 2	10,481,591,118	H	–	13.79%	4.13%	Attributable interest
Fullerton Management Pte Ltd Note 2	10,471,575,118	H	–	13.77%	4.13%	Attributable interest
Fullerton Financial Holdings Pte Ltd	10,471,575,118	H	–	13.77%	4.13%	Beneficial owner
National Council for Social Security Fund	11,317,729,129	H	–	14.89%	4.46%	Beneficial owner
UBS AG	5,843,553,264 1,550,225,299(S) Note 3	H	–	7.69% 2.04%	2.30% 0.61%	Attributable interest, beneficial owner & person having a security interest in shares

Notes:

1. The Royal Bank of Scotland Group plc ("RBS Group") holds the entire issued share capital of RBS CI Limited ("RBS CI"), which in turn holds 51.61% of RBS China Investments S.à.r.l. ("RBS China"). Accordingly, RBS Group and RBS CI are deemed to have the same interests in the Company as RBS China for the purpose of the SFO.

2. Temasek Holdings (Private) Limited ("Temasek") holds the entire issued share capital of Fullerton Management Pte Ltd ("Fullerton Management"), which in turn holds the entire issued share capital of Fullerton Financial Holdings Pte Ltd ("Fullerton Financial"). Accordingly, Temasek and Fullerton Management are deemed to have the same interests in the Company as Fullerton Financial for the purpose of the SFO.

3. "S" denotes short positions.

Save as disclosed above, as at the Latest Practicable Date, so far as is known to the Directors or the supervisors of the Company, no other person (not being a Director or the supervisors of the Company) who had any interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange, under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Since August 1998, Sir Frederick Anderson GOODWIN, a non-executive Director, has been serving as a director of the RBS Group which is the holding company of one of the world's largest banking and financial services groups. The business of RBS Group may compete directly or indirectly with the Group.

Save as disclosed above, none of the Directors is interested in any business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

5. OTHER ARRANGEMENTS INVOLVING DIRECTORS

As at the Latest Practicable Date:

(a) none of the Directors was materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group; and

(b) none of the Directors had any direct or indirect interest in any assets which had been, since December 31, 2006 (the date to which the latest published audited accounts of the Company were made up), (i) acquired or disposed of by; or (ii) leased to; or (iii) are proposed to be acquired or disposed of by; or (iv) are proposed to be leased to any member of the Group.

6. SERVICE CONTRACTS

No Director has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

7. QUALIFICATION OF THE EXPERT

The qualification of the expert who has been named in this circular or has given advice or opinions contained in this circular are as follows:

Name	**Qualification**
Rothschild	A corporation licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities as defined under the SFO

Rothschild has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter or its name in the form and context in which it appears.

Rothschild does not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

Rothschild does not have any direct or indirect interests in any assets which have been, since December 31, 2006 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group.

8. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date and save as publicly disclosed by the Company, the Directors are not aware of any material adverse change in the financial or trading position of the Group since December 31, 2006, being the date to which the latest published audited accounts of the Group were made up.

9. MISCELLANEOUS

- The registered office of the Company is at No.1 Fuxingmen Nei Daijie, Xicheng District, Beijing 100818, PRC.
- The place of business in Hong Kong of the Company is 8th Floor, Bank of China Tower, 1 Garden Road, Hong Kong.
- The share registrar of the Company is Computershare Hong Kong Investor Services Limited of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.
- The English text of this circular prevails over the Chinese text in case of any inconsistency.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong from the date of this circular up to and including the date of the AGM.

(a) the letter from the Board, the text of which is set out on pages 4 to 10 of this circular;

(b) the letter of recommendation from the Independent Board Committee, the text of which is set out on page 11 of this circular;

(c) the letter of advice from Rothschild, the text of which is set out on pages 12 to 20 of this circular;

(d) the Services and Relationship Agreement;

(e) the Articles of Association; and

(f) the annual report of the Company for the year ended December 31, 2006.

10. 備查文件

自本通函刊發日期至年度股東大會之日(包括當日)期間一般營業時間內，下列文件可於中環花園道1號中銀大廈52樓查閱：

(a) 董事會函件，其文本載於本通函第4頁至10頁；

(b) 獨立董事委員會推薦函件；其文本載於本通函第11頁；

(c) 洛希爾的意見函件，其文本載於本通函第12頁至20頁；

(d) 服務與關係協議；

(e) 公司章程；及

(f) 本公司截至2006年12月31日止年度的年報。

4. **董事於競爭業務中之權益**

自1998年8月以來，本公司的非執行董事Frederick Anderson GOODWIN 爵士一直擔任RBS 集團（世界其中一家最大銀行與金融服務集團的控股公司）的董事。RBS 集團的業務可能與本集團業務直接或間接競爭。

除了以上披露者之外，概無董事於與本集團業務存在或可能存在直接或間接競爭的其他業務中擁有任何權益。

5. **涉及董事的其他安排**

於最後實際可行日期：

(a) 概無董事於與本集團業務有重要關係且於本通函之日仍然有效的任何合約或安排中擁有重大權益；及

(b) 自2006年12月31日（即本公司最近公佈經審計賬目的結算日）以來，概無董事於本集團任何成員公司(i)所收購或出售；或(ii)租賃；或(iii)建議收購或出售；或(iv)建議將租賃之任何資產中直接或間接擁有任何權益。

6. **董事之服務合約**

所有董事均未與本公司或其任何附屬公司訂立任何委聘公司在1年內不能終止，或除正常法定補償外還須支付任何補償方可終止的服務合約。

7. **專業人士之資格**

以下為本通函載有其意見或建議並已列名之專業人士之專業資格：

名稱	**資格**
洛希爾	根據證券及期貨條例獲發牌可從事第一類（證券交易）、第四類（就證券提供意見）及第六類（就機構融資提供意見）受規管活動的公司

洛希爾已發出同意書，同意本通函刊發時，以現有形式及文義，收錄其函件或其名稱，且迄今並無撤回同意書。

洛希爾概無擁有本集團任何成員公司的任何股權，亦無認購或提名他人認購本集團任何成員公司證券的任何權利（不論可否依法強制執行）。

洛希爾自2006年12月31日（即本公司最近公佈經審計賬目的結算日）以來，概無於本集團任何成員公司收購或出售或租賃或擬收購或出售或租賃的任何資產中，直接或間接擁有任何權益。

8. **重大不利轉變**

於最後實際可行日期，除本公司已公開披露者外，就董事所知悉，本公司之財政或經營狀況自2006年12月31日（即本公司最近公佈經審計賬目的結算日）以來，並無任何重大不利變動。

9. **其他事項**

- 本公司註冊辦事處位於中國北京西城區復興門內大街1號，郵政編碼：100818。
- 本公司香港營業地點位於香港花園道1號中銀大廈8樓。
- 本公司的股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。
- 本通函之中英文版本如有任何歧義，概以英文版本為準。

3. 主要股東於證券中之權益及淡倉

於最後實際可行日期，就本公司董事或監事所知（除上文所披露就有關若干董事及本公司監事之權益外），下列人士擁有或視作擁有根據證券及期貨條例第XV部第2及3分部規定須向本公司及聯交所披露的本公司股份或相關股份的權益或淡倉，或直接或間接擁有在所有情況下均有權於本集團任何其他成員公司的股東大會上投票的任何類別的股本面值10%或以上權益，或擁有就有關此等資本之任何購股權。

股東名稱	持股數目	股份類別	在總發行A股中所佔百分比	在總發行H股中所佔百分比	在總發行股本中所佔百分比	持有權益身份
中央匯金投資有限責任公司	171,325,404,740	A	96.35%	–	67.49%	實益持有人
蘇格蘭皇家銀行集團有限公司註1	20,944,789,236	H	–	27.55%	8.25%	應佔權益和實益持有人
RBS CI Limited註1	20,942,736,236	H	–	27.54%	8.25%	應佔權益和實益持有人
RBS China Investments S.à.r.l.	20,942,736,236	H	–	27.54%	8.25%	實益持有人
淡馬錫控股（私人）有限公司註2	10,481,591,118	H	–	13.79%	4.13%	應佔權益
Fullerton Management Pte Ltd註2	10,471,575,118	H	–	13.77%	4.13%	應佔權益
富登金融控股私人有限公司	10,471,575,118	H	–	13.77%	4.13%	實益持有人
全國社會保障基金理事會	11,317,729,129	H	–	14.89%	4.46%	實益持有人
瑞士銀行	5,843,553,264 1,550,225,299(S)註3	H	–	7.69% 2.04%	2.30% 0.61%	應佔權益、實益持有人及股份擔保權益擁有人

註：

1. 蘇格蘭皇家銀行集團有限公司（「RBS 集團」）持有RBS CI Limited（「RBS CI」）之全部已發行股本，而 RBS CI 則持有RBS China Investments S.à.r.l.（「RBS 中國」）51.61% 的已發行股票。因此，根據證券及期貨條例，RBS 集團與 RBS CI 均被視為擁有與 RBS 中國相同的本公司權益。

2. 淡馬錫控股（私人）有限公司（「淡馬錫」）持有 Fullerton Management Pte Ltd（「Fullerton Management」）之全部已發行股本，而 Fullerton Management 則持有富登金融控股私人有限公司（「富登金融」）之全部已發行股本。因此，根據證券及期貨條例，淡馬錫與Fullerton Management 均被視為擁有與富登金融相同的本公司權益。

3. 「S」指淡倉。

除上文披露者外，於最後實際可行日期，就本公司任何董事或監事所知而言，概無其他人士（並非為董事或本公司監事）擁有根據證券及期貨條例第XV部第2及3分部規定須向本公司及聯交所披露的本公司股份或相關股份的權益或淡倉，或直接或間接擁有在所有情況下均有權於本集團任何成員公司的股東大會上投票的任何類別的股本面值10%或以上權益，或擁有就有關此等資本之任何購股權。

1. 責任聲明

本通函乃遵照上市規則的規定，提供本公司資料。董事對本通函所載資料的準確性，共同及個別地承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致令其所載任何陳述產生誤導。

2. 董事和監事於證券中之權益及淡倉

於最後實際可行日期，董事及本公司監事及彼等各自的聯繫人士於本公司及其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及第8分部規定須通知本公司及聯交所的權益及淡倉（包括根據該等證券及期貨條例條文被認為或被視作彼等擁有的權益及淡倉），或根據證券及期貨條例第352條須登記於該條所述登記冊內的權益及淡倉，或根據上市規則的上市發行人董事進行證券交易標準守則（「標準守則」）規定須知會本公司及聯交所的權益及淡倉如下：

透過股本衍生工具持有本公司相聯法團股份或相關股份的權益

	股份中的權益	相關股份中的權益				
董事姓名	持有股份數目	於最後實際可行日期，持有與認股權[1]有關的相關股份數目	授出日期	行使期	相關法團名稱	持有權益的身份
李早航	–	1,466,000	2002年7月5日	2003年7月25日至2012年7月4日	中銀香港（控股）	實益擁有人
周載群	500	1,084,500	2002年7月5日	2003年7月25日至2012年7月4日	中銀香港（控股）	實益擁有人

附註1：於2002年7月5日，中銀(BVI)根據上市前認股權計劃向上述董事授予認股權，彼等可據此向中銀(BVI)購入中銀香港（控股）現有已發行股份，行使價為每股8.50港元。該等認股權自2002年7月25日起的4年內歸屬，有效行使期為10年。該等認股權的25%股份數目將於每年年底歸屬。

除上文披露者外，於最後實際可行日期，董事或本公司監事及彼等各自的聯繫人士，概無於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及第8分部規定須通知本公司及聯交所的權益或淡倉（包括根據該等證券及期貨條例條文被認為或被視作彼等擁有的權益及淡倉），或根據證券及期貨條例第352條須登記於該條所述登記冊內的權益及淡倉，或根據標準守則須知會本公司及聯交所的權益及淡倉。

基於同業市場關連交易的不可預測性質及　貴集團未來在銀行同業相關業務的業務擴展及進一步擴大與中銀香港集團的合作，吾等認同　貴公司的意見，認為同業市場關連交易公平合理，並符合　貴公司及其股東的整體利益，而吾等認為各項同業市場關連交易的年度上限亦為公平合理。

推薦意見

經考慮上述主要因素及理由後，吾等認為(a)持續關連交易的條款乃於日常及一般業務過程中按一般商業條款訂立，屬公平合理，並符合　貴公司及其股東的整體利益；(b)各項持續關連交易截至2010年12月31日止三個年度各年的建議年度上限公平合理。因此，吾等建議獨立董事委員會建議股東投票贊成將於年度股東大會上提呈的普通決議案，以批准持續關連交易及年度上限。

此致

獨立董事委員會及
列位股東　台照

代表
洛希爾父子(香港)有限公司
董事總經理
周國榮
謹啟

2008年2月22日

根據吾等與 貴公司的討論，吾等亦留意到於釐定年度上限時， 貴公司已考慮下列因素：

(a) 交易的不可預測性質

同業市場關連交易包括銀行或金融機構之間的交易。該類交易受各地區的金融監管機構規管。就該類交易而言，一買一賣算是兩宗交易，涉及的金額需計兩次，例如，一宗外匯交易如需每月轉倉兩次，則一年內招致的交易總金額需要計算二十四次。因此，任何交易金額於記錄為持續關連交易時可能會因而被誇大。

外匯交易乃因應客戶要求及外匯風險管理而發生。因此，相關交易須及時及有效地執行。倘相關交易超逾年度上限，則尋求股東批准的義務將導致該等交易的訂立出現重大延誤。外匯交易包括即期、遠期及單邊交易。此類交易均受到現行市場價格大幅影響。該類交易的對沖需要(所產生的收益或虧損)及客戶需求主要取決於相對貨幣的強弱，這非 貴公司可以控制。鑒於外匯交易的市場主導性質， 貴公司難以估計未來交易金額，吾等認同 貴公司的意見，認為將該等交易的年度上限定為與投資關連交易的年度上限的相同金額屬公平合理。

由於非 貴集團所能控制的多項外在因素，包括金融市場的非預期波動，同業市場關連交易涉及的活動每年均有可能會大幅變動。例如，外匯交易受到相對買賣貨幣的強弱影響；財務資產交易的買賣須視乎 貴集團資產的風險組合而定。按照上文所述，吾等認同 貴公司的意見，認為 貴集團難以準確預測同業市場關連交易的交易金額。

(b) 過往趨勢及未來增長

在2006年，財務資產交易及銀行同業資本市場交易的過往交易金額分別較2005年的過往相關交易金額大幅增加約337.3%及約40.8%。2006年的高增長主要乃由於對港元的需求大增以及港元借貸的相應增加。但是，截至2007年10月31日止十個月的港元需求量大幅下滑，交易金額約為18.25億港元。

由於交易價值的非預期波動，中銀香港控股已於2006年修訂多項關連交易的年度上限。

年度上限

下表載列各項同業市場關連交易的過往交易金額及年度上限：

	過往金額 (百萬港元)			年度上限 (百萬港元)		
	2005年	2006年	2007年*	2008年	2009年	2010年
外匯交易 (估計收益)	88.53	55.97	13.01	2,700	4,000	6,000
財務資產交易 (交易金額)	269.71	1,179.54	1,007.09	50,000	75,000	110,000
銀行同業資本市場交易 (交易金額)	3,223	4,538.83	1,825.36	50,000	75,000	110,000

* *截至2007年10月31日止十個月*

於考慮同業市場關連交易的年度上限是否合理時，吾等已與 貴公司討論年度上限的釐定基準，並注意到：

- 外匯交易的年度上限乃定為與投資關連交易的年度上限的相同金額；及

- 財務資產交易及銀行同業資本市場交易的年度上限乃根據中銀香港集團於2006年12月31日的總資產約9,242.27億港元的5%(即中銀香港控股內部採用的基準數字，該數字是在參考了中銀香港控股在類似交易的經驗，並經 貴公司和中銀香港控股在考慮資本市場的波動因素後認為合理的基礎上所確定的)，並經考慮約6.5%的增長率(即反映在中銀香港控股2007年中期報告中的中銀香港控股半年度總資產值的增長率)而釐定。財務資產交易及銀行同業資本市場交易截至2010年12月31日止兩年各年的年度上限乃根據截至2008年12月31日止的年度上限加50%的年度增長率而定。該年度增長率乃經參考財務資產交易及銀行同業資本市場交易的市場導向及不可預測性質及 貴集團有意進一步發展銀行同業相關業務及進一步擴大與中銀香港集團的合作後釐定。

(ii) *財務資產交易*

貴公司及旗下分行與中銀香港集團進行多項交易，當中， 貴公司及旗下分行自中銀香港集團及獨立第三方買入或向其出售貸款的二手權益。財務資產交易亦包括應收賬的買賣、福費廷交易及其他類似的財務資產交易。

誠如 貴公司所告知， 貴公司為了維持足夠的流動資金及風險管理等理由而進行財務資產交易。按照吾等與 貴公司的討論，吾等瞭解到財務資產交易乃按公平磋商基準、一般商業條款而釐定。吾等已審閱財務資產交易的若干記錄，吾等並無發現 貴公司與中銀香港集團進行的財務資產交易的條款與 貴公司與獨立財務機構進行的財務資產交易的條款有任何重大差異。

基於上文所述，吾等認為財務資產交易乃按一般商業條款訂立。

(iii) *銀行同業資本市場交易*

貴公司於日常業務過程中訂立銀行同業資本市場交易，包括在第二市場自中銀香港集團或獨立第三方買入或向其出售債券。根據吾等與 貴公司的討論，吾等瞭解到銀行同業資本市場交易經常用作管理 貴公司流動資金及整體風險狀況的工具。除債券外， 貴集團可能在未來與中銀香港集團買賣其他證券。與外匯交易類似，所有銀行同業資本市場交易均須經電子經紀系統， 貴公司所作的所有買入／賣出訂單均可獲包括中銀香港集團在內的其他市場參與者閱覽及接納。

吾等已抽樣審閱過往 貴公司分別與(i)獨立第三方；及(ii)中銀香港集團進行的銀行同業資本市場交易，該等交易乃從同一期間進行的交易抽取。根據吾等的審閱，吾等並無發現提供予中銀香港集團的條款與提供予獨立第三方的條款有任何重大差異。吾等亦已比較銀行同業資本市場交易的交易價格與彭博所報過往市場價格及並無發現兩者有任何重大差異。

基於上文所述，吾等認為銀行同業資本市場交易乃按一般商業條款訂立。

(b) 過往趨勢及未來增長

由於2007年股票市場興旺，故截至2007年10月31日止十個月的過往證券交易金額較2006年的過往交易金額大幅增加。就基金分銷交易而言，截至2007年10月31日止十個月的過往金額較截至2006年12月31日止年度的過往交易金額大幅增加逾2.5倍。截至2007年10月31日止十個月的保險代理的過往交易金額亦較截至2006年12月31日止年度的過往交易金額增加約5.7%。

誠如上文所述，投資關連交易於2006年及截至2007年10月31日止十個月大幅增加。此外，根據吾等與 貴公司的討論，吾等瞭解到， 貴集團有意進一步發展投資相關業務，深化與中銀香港集團的合作，故投資關連交易的規模及價值預期將會進一步增加。

此外， 貴公司認為，倘有關交易超逾年度上限，取得股東批准的潛在義務將導致按一般商業條款訂立的交易出現重大延誤，影響 貴集團的潛在業務增長及盈利能力。

基於投資關連交易的不可預測性質及 貴集團未來在投資相關業務的業務擴展及進一步擴大與中銀香港集團的合作，吾等認同 貴公司的意見，認為投資關連交易公平合理，符合 貴公司及其股東的整體利益，吾等亦認為各項投資關連交易的年度上限公平合理。

3. 同業市場關連交易

(i) 外匯交易

於 貴集團的一般業務過程中， 貴集團與中銀香港集團及獨立第三方進行外匯交易。外匯交易包括即期、遠期及單邊交易，以及已行使的貨幣期權。 貴公司亦按一般商業條款與中銀香港集團進行銀行同業外幣兌換交易。

吾等自 貴公司瞭解到， 貴公司因應客戶主導交易且基於外匯風險管理而進行外匯交易。誠如 貴公司所告知，除銀行同業外幣兌換交易外，所有外匯交易均須經中央經紀系統，即電子經紀系統，此舉可確保系統內的所有交易按現行市場價格進行。電子經紀系統將列出所有買入／賣出訂單，倘訂單與對手方相對應，交易即獲執行。因此， 貴集團對執行特定交易的對手方的選擇並無任何酌情權。中銀香港集團提供的匯率並不優於獨立第三方提供的匯率。

就此，吾等已抽樣審閱 貴公司分別與(i)獨立第三方；及(ii)中銀香港集團進行的外匯交易。該等可比較交易乃由同一期間的交易抽取。吾等並無發現向貴公司提供的外匯匯率與向其他獨立第三方提供的外匯匯率之間有任何重大差異。此外，吾等已就 貴公司與中銀香港集團進行的若干外匯交易的匯率展開獨立核實，將之與彭博所報的市場匯率進行比較及並無發現任何重大差異。

基於上文所述，吾等認為外匯交易乃按一般商業條款訂立。

年度上限

下表載列各項投資關連交易的過往佣金、收益、回佣(如適用)及年度上限：

	過往金額 *(百萬港元)*			年度上限 *(百萬港元)*		
	2005年	2006年	2007年*	2008年	2009年	2010年
證券交易 (佣金(扣除回佣)及收益)	102.43	195.63	412.93	2,700	4,000	6,000
基金分銷交易 (佣金及回佣)	45.1	53.59	186.48	2,700	4,000	6,000
保險代理 (佣金)	221.42	295.06	311.76	2,700	4,000	6,000

* *截至2007年10月31日止十個月*

於考慮投資關連交易的年度上限是否合理時，吾等已與 貴公司討論年度上限的釐定基準，並注意到投資關連交易的年度上限乃根據中銀香港集團截至2006年12月31日止年度的總收益約471.65億港元的5%(即中銀香港控股內部採用的基準數字，該數字是在參考了中銀香港控股在類似交易的經驗，並經 貴公司和中銀香港控股在考慮資本市場的波動因素後認為合理的基礎上所確定的)，並經考慮約14.5%的增長率(即反映在中銀香港控股2007年中期報告中的中銀香港控股的淨經營收入的增長率)而釐定。各項投資關連交易截至2010年12月31日止兩年各年的年度上限乃根據截至2008年12月31日止的年度上限加50%的年度增長率而定。該年度增長率乃經參考投資關連交易的市場導向及不可預測性質及 貴集團有意進一步發展投資相關業務及進一步擴大與中銀香港集團的合作後釐定。根據吾等與 貴公司的討論，吾等亦留意到於釐定年度上限時， 貴公司已考慮下列因素：

(a) 交易的不可預測性質

誠如該公告所述，由於非 貴集團所能控制的多項外在因素，包括金融市場的非預計波動，投資關連交易涉及的活動每年均有可能會大幅變動。例如，證券交易受香港股票市場的成交量波動所影響；基金分銷交易主要取決於客戶在其財富管理組合的決定，如股票、信託基金及外匯買賣等；保險代理交易主要與保險市場相關，而保險市場則如香港股票市場般受外在因素所影響。鑒於交易的波動性質，過往交易金額未必能確切反映未來的交易金額。根據上文所述，吾等同意 貴公司的意見，認為 貴集團難以準確預測投資關連交易的交易金額。

股支付佣金回佣的做法一致。就此，吾等已抽樣審閱過往中銀香港控股分別與(i)獨立第三方；及(ii)中銀國際證券進行的證券交易。該等可比較交易是從同一期間所進行的交易抽取。吾等並無發現中銀國際證券提供的佣金回佣與其他獨立第三方提供的佣金回佣有任何重大差異。

此外，自2004年起，中銀香港集團以中銀國際證券及其聯營公司的代理人身份分配多項由彼等發行的證券產品，例如股票掛鉤票據、結構式票據、債券及其他金融產品，並參照現行市場價格收取佣金。

基於上文所述，吾等認為證券交易乃按一般商業條款訂立。

(ii) *基金分銷交易*

中銀香港集團作為香港主要金融服務提供者之一，在其日常業務過程中向基金公司(包括 貴公司的附屬公司中銀保誠資產經理)提供基金分銷服務。中銀香港集團擔任中銀保誠資產經理的中介人，推廣及銷售不同基金產品，包括有保證基金及開放式基金產品。就保證基金而言，中銀香港集團按管理費用的若干百分比的基準向中銀保誠資產經理收取佣金回佣。就開放式基金產品而言，中銀香港集團收取中銀保誠資產經理所出售的基金單位數量所得的服務費用(包括認購費、後續佣金及轉換費)的其中一部份作為佣金。按照吾等與 貴公司的討論，吾等瞭解到基金公司(包括中銀保誠資產經理)應付的一切費用及佣金均參照現行的市場價格以及按已議訂的交易量收費率計算。就此，吾等已抽樣審閱過往中銀香港集團分別與(i)獨立第三方；及(ii)中銀保誠資產經理進行的基金分銷交易。該等可比較交易乃從同一期間進行的交易抽取。吾等並無注意到中銀保誠資產經理所提供的佣金及回佣與其他獨立第三方所提供的佣金及回佣有任何重大差異。

基於上文所述，吾等認為基金分銷交易乃按一般商業條款訂立。

(iii) *保險代理*

中銀香港按非獨家基準向 貴公司的附屬公司中銀保險提供保險代理服務，並參考現行市場價格就已發出或續期保單收取佣金。根據吾等與 貴公司的討論，吾等明白中銀保險亦使用其他金融機構提供的保險代理服務，中銀保險向該等金融機構支付的佣金與支付予中銀香港的佣金相符。就此，吾等已抽樣審閱過往中銀保險分別與(i)獨立第三方；及(ii)中銀香港進行的保險交易。該等可比較交易乃從同一期間進行的交易抽取。吾等並無發現支付予中銀香港的佣金與支付予其他獨立第三方的佣金有任何重大差異。

此外，吾等明白保險代理服務的佣金收費受保險業監理處嚴格規管。在評估及審閱保險代理協議的條款時，吾等已抽樣審閱中銀保險與其保險代理訂立的保險代理協議並從吾等的審閱注意到保險代理協議的條款乃根據相關規例訂立。

基於上文所述，吾等認為保險代理交易乃按一般商業條款訂立。

主要因素及理由

在達致吾等的意見時，吾等已考慮下列主要因素及理由：

1. **背景及理據**

按總資產計算， 貴公司是中國四大商業銀行之一，擁有在中國商業銀行之中最廣泛的國內及國際分行網絡之一。 貴公司核心業務是商業銀行業務，當中主要包括公司金融業務、個人金融業務及金融市場業務。 貴公司也通過其附屬公司經營投資銀行和保險業務。

中銀香港為中銀香港控股的主要營運附屬公司，是一香港主要商業銀行集團，並為香港三間發鈔銀行之一。中銀香港及其附屬公司向零售客戶及企業客戶提供全面的金融產品及服務。

由於 貴集團及中銀香港集團的客戶基礎龐大，中港兩地的業務均佔據領導地位，故 貴公司認為與中銀香港集團進行多項銀行及其他金融服務交易乃合理，並符合 貴公司及其股東的利益。

誠如上文所討論，服務與關係協議乃經 貴公司與中銀香港控股於日常及一般業務過程中訂立，而根據上市規則，投資關連交易及同業市場關連交易構成 貴公司的不獲豁免持續關連交易。

持續關連交易乃受服務與關係協議及／或其他特定協議所規管。

根據服務與關係協議， 貴公司已同意並同意促使其聯繫人士，日後與中銀香港集團訂立的所有安排，均按公平磋商基準、一般商業條款、及不遜於給予獨立第三方的費用訂立。該等安排為若干交易訂立，包括資訊科技服務、培訓服務、實物貴金屬交易代理服務、代理銀行安排、資金交易、提供保險及銀團貸款。根據同一協議，中銀香港控股已同意並同意促使其附屬公司，在中銀香港集團向 貴公司及其聯繫人士提供的收費並不較提供予獨立第三方的更為有利的前提下，須按相同基準訂立日後所有安排。經修訂的服務與關係協議(有效期間是唯一修訂項目)，自2008年1月1日起三年有效。

就此而言，吾等亦瞭解 貴公司認為持續關連交易在 貴集團的日常及一般業務過程中按一般商業條款訂立，乃公平合理，並符合 貴公司及其股東的整體利益。有關各項不獲豁免持續關連交易的討論如下。

2. **投資關連交易**

(i) *證券交易*

貴公司的附屬公司中銀國際證券在其日常和一般業務過程中按非獨家基準及一般商業條款不時為中銀香港集團及其客戶提供證券經紀服務。

考慮到中銀國際證券為中銀香港集團及其客戶提供證券經紀服務，中銀香港集團向中銀國際證券支付按佣金毛額的固定部份計算的佣金(已扣除回佣)。相應地，中銀香港控股亦按中銀國際證券所收取的佣金毛額的固定比例向中銀國際證券收取回佣。按照吾等與 貴公司的討論，吾等瞭解到中銀國際證券向中銀香港控股支付佣金回佣，與其他證券經紀向中銀香港控

以下為洛希爾就不獲豁免持續關連交易及年度上限編製致獨立董事委員會及股東函件的全文，以供載入本通函：

ROTHSCHILD

敬啟者：

持續關連交易

吾等謹此提述持續關連交易，有關詳情載於　貴公司日期為2008年2月22日致股東的通函(「通函」)，而本函件為其中一部份。洛希爾獲聘任為獨立財務顧問，就不獲豁免持續關連交易的條款是否在　貴集團的日常及一般業務過程中按一般商業條款訂立，是否公平合理，及是否符合　貴公司及其股東的整體利益，及該等不獲豁免持續關連交易的年度上限是否公平合理，為獨立董事委員會及股東提供意見。

除非文義另有所指，否則本函件採用的詞彙與通函其他章節所界定者具備相同涵義。

貴公司與中銀香港控股已同意根據服務與關係協議在日常及一般業務過程中訂立若干交易，包括投資關連交易及同業市場關連交易，該等交易屬經常性質。於中銀金融商務(其55%及45%權益分別間接由　貴公司及中銀香港控股持有)在2007年11月下旬成立後，中銀香港控股因成為　貴公司的附屬公司的主要股東而成為上市規則項下的　貴公司關連人士，因此這些持續進行的交易構成　貴公司在上市規則項下的持續關連交易。

鑒於各項投資關連交易及同業市場關連交易的年度上限超逾上市規則所訂適用百分比率的2.5%上限，投資關連交易及同業市場關連交易構成不獲豁免持續關連交易。根據上市規則，此等不獲豁免持續關連交易及釐定年度上限須待於年度股東大會上取得獨立股東以投票表決方式批准後方可作實。就董事深知、所悉及確信，並無　貴公司股東須於年度股東大會上就有關持續關連交易的決議案放棄投票。

在達致吾等的推薦意見時，吾等乃依賴　貴公司提供予吾等的資料及事實，並假設吾等所得的任何資料及陳述於本函件日期在各重大方面均屬真實、準確及完整，並可加以依賴。吾等亦已假設通函所載或所述的所有資料、陳述及意見均為公平合理，並可加以依賴。

吾等已獲　貴公司知會「董事會函件」內表達的意見乃經審慎周詳考慮後始行作出，通函內並無遺漏任何重大事實。吾等亦未發現任何事實或情況將導致提供予吾等的資料及向吾等作出的陳述成為失實、不準確、不完整或有所誤導。吾等並無理由懷疑　貴公司提供予吾等的資料及陳述的真實性、準確性及完整性。董事對通函所載資料的準確性已共同及個別承擔全部責任，並經作出一切合理查詢後確認，就彼等所深知及確信，並無遺漏任何重大事實致使通函內的任何聲明有所誤導。吾等相信，吾等已審閱足夠資料以達致知情意見，並為吾等的意見提供合理基礎。然而，吾等並無對　貴集團的業務及營運狀況進行任何獨立的深入調查。

洛希爾父子（香港）有限公司
香港特區
中環
遮打道18號
歷山大廈16樓

電話 +852 2525 5333
傳真 +852 2868 1728
+852 2810 6997

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：3988)

敬啟者：

持續關連交易

吾等茲提述本公司於2008年2月22日刊發的通函(「通函」)，本函件構成通函一部份。除非文義另有所指，通函所界定詞彙與本函件所用者具相同涵義。

吾等已獲委任為獨立董事委員會，以就持續關連交易及年度上限是否符合本公司及其股東的整體利益及對股東是否公平合理，向　閣下提供意見。洛希爾已就持續關連交易及年度上限獲委任為獨立財務顧問，以便向獨立董事委員會及股東提供意見。

敬請　閣下留意通函第4至第10頁所載的「董事會函件」及通函第12至第20頁所載的洛希爾致獨立董事委員會及股東函件，洛希爾函件載有洛希爾就持續關連交易及年度上限而提供的意見。

經考慮洛希爾的意見及就此提出的建議後，吾等認為，持續關連交易及年度上限符合本公司及其股東的整體利益及對股東而言屬公平合理。因此，吾等建議　閣下投票贊成將於年度股東大會上提呈批准持續關連交易及年度上限的普通決議案。

此致

列位股東　台照

獨立董事委員會
梁定邦
Alberto TOGNI
黃世忠
黃丹涵
謹啟

2008年2月22日

本公司擁有全國最廣泛的本地分銷網絡之一，在全國設有超過10,000間分行及分支機構、580個自助銀行和11,600部自助服務設備。本公司亦擁有龐大的國際網絡，包括超過600家海外分行、附屬公司及代表處，遍及全球28個國家及地區，更與超過1,400家外國銀行有業務往來。除此之外，本公司亦提供電話銀行及網上銀行等電子銀行服務。

本公司的H股及A股股份分別於2006年6月1日及2006年7月5日在聯交所主板及上海證券交易所開始交易。

中銀香港控股於2001年9月12日在香港註冊成立，並持有中銀香港控股主要營運附屬機構中銀香港的全部股權。本公司透過其若干直接及間接全資附屬公司持有中銀香港控股的大部份權益。

中銀香港是香港主要商業銀行集團之一。通過設在香港的280多間分行、約450部自動櫃員機和其他服務及銷售渠道，中銀香港及其附屬公司向零售客戶及企業客戶提供全面的金融產品及服務。中銀香港是香港三間發鈔銀行之一。此外，中銀香港及其附屬公司在中國內地設有16家分行及分支行，為其在香港及中國內地的客戶提供跨境銀行服務。中銀香港更獲中國人民銀行委任為香港人民幣業務的清算銀行。

以股數投票方式表決

根據上市規則規定，為批准關於持續關連交易的決議案而進行的投票須以股數投票方式表決。

根據公司章程，於股東大會上提呈進行投票的決議案將以舉手方式表決，除非本公司股份上市地上市規則要求，或有人在舉手表決以前或者以後要求以股數投票方式表決。以下人士可以要求以股數投票方式表決：

(i) 大會主席；或

(ii) 至少兩名親身出席大會並有表決權的股東或有表決權的股東的受委代表；或

(iii) 單獨或者共同持有於大會上有表決權的股份10%或以上（含10%）的一名或多名親身出席的股東或其受委代表。

推薦意見

董事（包括獨立非執行董事）認為持續關連交易及年度上限是在本集團的一般和日常業務過程中按一般商業條款訂立，是公平合理的，並符合本公司及其股東的整體利益。因此，董事（包括獨立非執行董事）建議股東投票贊成將於年度股東大會上提呈有關批准持續關連交易及年度上限的普通決議案。

其他資料

獨立董事委員會已獲委聘，以就持續關連交易和年度上限向股東提供意見。洛希爾已獲委聘，以就持續關連交易和年度上限向獨立董事委員會及股東提供意見。因此，敬請　閣下留意本通函第11頁所載的獨立董事委員會函件，其中載有給予股東的建議；本通函第12至20頁所載的洛希爾函件，其中載有給予獨立董事委員會和股東的意見。

本通函附錄載有進一步資料，敬希垂注。

此致

列位股東　台照

主席
肖鋼
謹啟

2008年2月22日

慮了財務資產交易及同業資本市場交易由市場主導的特性的基礎上確定的，而本集團難以對該市場主導特性作出估算。而該年度上限能夠使集團更有彈性地應付金融市場未來的突變。故此，董事均認為是次的年度上限合乎公司及股東的整體利益。

上市規則的規定

投資關連交易及同業市場關連交易

由於投資關連交易及同業市場關連交易的年度上限超逾上市規則所訂各項適用的百分比率的2.5%上限，該兩項關連交易均屬上市規則第14A.35條所指不獲豁免的持續關連交易，並須遵守上市規則第14A.45條至第14A.48條項下的申報、公告及獨立股東批准規定以及第14A.37及14A.38條項下的年度審閱規定。

董事會已成立獨立董事委員會(成員包括本公司所有獨立非執行董事)以審閱持續關連交易和年度上限，並向股東提供建議。本公司已委聘洛希爾為獨立財務顧問以向獨立董事委員會及股東就持續關連交易和年度上限提供意見。

洛希爾已向獨立董事委員會確認，其認為投資關連交易和同業市場關連交易已在本集團的一般和日常業務過程中按一般商業條款訂立，是公平合理的，並符合本公司及其股東的整體利益。

就董事深知、深悉及深信，並無股東須在批准投資關連交易及同業市場關連交易之年度股東大會放棄投票。

年度股東大會

董事建議在暫定於2008年6月召開的年度股東大會上，批准持續關連交易和年度上限。年度股東大會通知、代表委任表格及回條將儘快寄發給股東。

由於投資關連交易及同業市場關連交易於2007年12月31日財政年度屆滿後繼續進行，董事將確保，在於年度股東大會取得股東批准之前，投資關連交易及同業市場關連交易的各項交易總值維持在上市規則所訂各項適用百分比率的2.5%上限之內。本公司已採取各項監控機制以確保有關關連交易在2.5%的上限內。該等監控機制包括每月的監控報表以顯示每項相關的關連交易數據，及設立低於2.5%的內部上限預警機制。倘每項交易金額到達內部上限，本公司將會立即採取措施以防止超逾上限。

倘在年度股東大會中，股東並不批准投資關連交易及同業市場關連交易，本公司將確保該等關連交易於該年的交易金額維持在2.5%的上限內。此外，根據服務與關係協議，本公司有權於向中銀香港集團提出書面通知後結束有關的關連交易。在最後實際可行日期，每項投資關連交易及同業市場關連交易的交易總值在2.5%的上限內。

本公司及中銀香港集團的資料

按總資產計算，本公司是中國四大商業銀行之一，擁有在中國商業銀行之中最廣泛的國際分支機構網絡。本公司的核心業務是商業銀行業務，當中主要包括公司金融業務、個人金融業務及金融市場業務。本公司也通過附屬公司經營投資銀行和保險業務。本公司的商業銀行、投資銀行及保險業務組合已建立了一個全方位金融業務平台，讓本公司能夠為客戶提供綜合服務。

設定年度上限的原因及理據

投資關連交易

投資關連交易分別由若干香港監管機構如香港金融管理局、證券及期貨事務監察委員會及保險業監理處等所規管。證券交易受香港股票市場的成交量所影響。由於2007年股票市場的興旺，截至2007年10月31日止十個月的交易金額較截至2006年止的年度交易金額有明顯的增加。就基金分銷交易而言，該類交易主要取決於客戶在其資產管理組合的決定，如股票、信託基金及外匯買賣等，這也是本集團難以控制的。截至2007年10月31日止十個月的基金分銷交易的交易金額較截至2006年12月31日止的交易金額大幅增加2.5倍。就保險代理交易而言，該類交易主要與保險市場相關，而保險市場則如香港股票市場般受外在因素所影響。截至2007年10月31日止十個月的保險代理交易的交易金額亦較截至2006年12月31日止的交易金額增加約5.66%。由於截至2007年10月31日止十個月的上述交易均較以往大幅增加，而且其交易金額均受本集團無法控制的外在因素影響，因此，現擬為截至2008年12月31日止的各項投資關連交易設定統一的年度上限為27 億港元。該年度上限乃基於中銀香港集團截至2006年12月31日止的年度總收益約471.65億港元的5%(即中銀香港控股內部採用的基準數字，該數字是在參考了中銀香港控股在類似交易的經驗，並經本公司和中銀香港控股在考慮資本市場的波動因素後認為合理的基礎上所確定的)，並經考慮約14.5%的增長率(即反映在中銀香港控股2007年中期報告中的中銀香港控股的淨經營收入的增長率)而釐定。各項投資關連交易截至2010年12月31日止兩年各年的年度上限乃根據截至2008年12月31日止的年度上限加50% 的年度增長率而釐定。該年度增長率是在考慮了投資關連交易由市場主導的特性的基礎上確定的，而本集團難以對該市場主導特性作出估算。由於投資關連交易的交易數量會因應金融市場不能預料的因素而出現重大改變，故此，董事均認為是次為各項投資關連交易截至2010年12月31日止三年各年設定統一的年度上限合乎公司及股東的整體利益。

同業市場關連交易

同業市場關連交易包括銀行或金融機構之間的交易。該類交易受各地區的金融監管機構嚴格規管。就該類交易而言，一買一賣算是兩宗交易，涉及的金額需計兩次，例如，一宗外匯交易如需每月轉倉兩次，則招致的交易總金額需要計算二十四次。據此，過往的交易金額並不能確切反映未來的交易金額。

外匯交易包括即期、遠期及單邊交易。此類交易均很大程度上受到現行市場價格所影響。該類交易的利潤或損失主要取決於相對貨幣的強弱，這非本公司可以控制。由於外匯交易由市場主導的特性，本公司難以對未來的交易金額作出估算，現擬設定與投資關連交易相同的年度上限。董事均認為是次為截至2010年12月31日止的外匯交易設定的年度上限合乎公司及股東的整體利益。

財務資產交易及同業資本市場交易包括港元票據及外匯基金票據交易，而中銀香港集團乃該兩類交易的香港市場莊家之一。在2006年，財務資產交易及同業資本市場交易的交易金額分別較2005年的相關交易金額大幅增加了大約337%以及41%。2006年的高增長乃由於香港對港元的需求大增以及港元借貸的相應增加。但是，截至2007年10月31日止十個月的港元需求量大幅下滑，交易金額約為18.25億港元。有見於該兩類交易因不明朗的市場因素而受嚴重影響，截至2008年12月31日止的年度上限乃基於中銀香港集團截至2006年12月31日止的年度資產總值約9,242.27億港元的5%(即中銀香港控股內部採用的基準數字，該數字是在參考了中銀香港控股在類似交易的經驗，並經本公司和中銀香港控股在考慮資本市場的變動因素後認為合理的基礎上所確定的)，並經考慮約6.5%的增長率(即反映在中銀香港控股2007年中期報告中的中銀香港控股的半年度總資產值的增長率)而釐定。財務資產交易及同業資本市場交易截至2010年12月31日止兩年各年的年度上限乃根據其截至2008年12月31日止的年度上限加50%年度增長率而釐定。該年度增長率是在考

下表載列上述外匯交易的估計過往收益及年度上限：

	2005年	2006年	2007年*
估計過往收益 *(百萬港元)*	88.53	55.97	13.01

	2008年	2009年	2010年
年度上限 *(百萬港元)*	2,700	4,000	6,000

* *截至2007年10月31日止十個月*

5. **財務資產交易**

本公司及本公司分行與中銀香港集團進行多項交易，其中，本公司及本公司分行自中銀香港集團買入或向其出售貸款的二手權益。財務資產交易亦包括應收賬的買賣、福費庭交易及其他類似的財務資產交易。該等交易均按一般商業條款進行。

下表載列本公司及本公司分行與中銀香港集團買賣該等財務資產的過往金額及該等交易年度上限：

	2005年	2006年	2007年*
過往金額 *(百萬港元)*	269.71	1,179.54	1,007.09

	2008年	2009年	2010年
年度上限 *(百萬港元)*	50,000	75,000	110,000

* *截至2007年10月31日止十個月*

6. **銀行同業資本市場交易**

本集團參考現行市場價格在第二市場自中銀香港集團買入或向其出售債券。本集團可能在未來與中銀香港集團買賣其他證券。

下表載列本集團與中銀香港集團買賣的債券及其他證券的過往金額及該等交易的年度上限：

	2005年	2006年	2007年*
過往金額 *(百萬港元)*	3,223	4,538.83	1,825.36

	2008年	2009年	2010年
年度上限 *(百萬港元)*	50,000	75,000	110,000

* *截至2007年10月31日止十個月*

2. 基金分銷交易

中銀香港集團作為香港主要金融服務提供者之一，在其日常業務過程中向基金公司(包括中銀保誠資產經理)提供基金分銷服務。中銀香港集團擔任中銀保誠資產經理的中介人，推廣及銷售不同基金產品，包括有保證基金及開放式基金產品。就保證基金而言，中銀香港集團按中銀保誠資產經理所收取管理費用的若干百分比的基準收取佣金回佣。就開放式基金產品而言，中銀香港集團收取中銀保誠資產經理所出售的基金單位數量所得的服務費用的其中一部份作為佣金。所有由基金公司(包括中銀保誠資產經理)支付的費用及佣金均參照現行的市場價格以及按已議訂的交易量收費率計算。

下表載列基金銷售交易的過往佣金、回佣及年度上限：

	2005年	2006年	2007年*
過往佣金及回佣 *(百萬港元)*	45.1	53.59	186.48

	2008年	2009年	2010年
年度上限 *(百萬港元)*	2,700	4,000	6,000

* *截至2007年10月31日止十個月*

3. 保險代理

中銀香港向中銀保險提供保險代理服務，並就已發出或續期保單收取佣金。

下表載列保險代理服務的過往佣金及年度上限：

	2005年	2006年	2007年*
過往佣金 *(百萬港元)*	221.42	295.06	311.76

	2008年	2009年	2010年
年度上限 *(百萬港元)*	2,700	4,000	6,000

* *截至2007年10月31日止十個月*

同業市場關連交易

4. 外匯交易

在日常業務過程中，本集團與中銀香港集團進行外匯交易。該等交易按現行市場價格進行。外匯交易包括即期、遠期及單邊交易，以及已行使的貨幣期權。本公司亦按一般商業條款與中銀香港集團進行銀行同業外幣兌換交易。

持續關連交易乃受服務與關係協議及／或其他特定協議所規管。根據服務與關係協議，本公司已同意並同意促使其聯繫人士，日後與中銀香港集團訂立的所有安排，均按公平磋商基準、一般商業條款、及不遜於給予獨立第三方的費用訂立。該等安排為若干交易訂立，包括資訊科技服務、培訓服務、實物貴金屬交易代理服務、代理銀行安排、資金交易、提供保險及銀團貸款。根據同一協議，中銀香港控股已同意並同意促使其附屬公司，在中銀香港集團向本公司及其聯繫人士提供的收費並不較提供予獨立第三方的更為有利的前提下，須按相同基準訂立日後所有安排。經修訂的服務與關係協議(服務與關係協議的有效期間是唯一被修訂的條款)，自2008年1月1日起三年有效。

本通函的主要目的如下：

(a) 向 閣下提供有關持續關連交易及年度上限的進一步詳情；

(b) 呈列獨立董事委員會就持續關連交易及年度上限而向股東發出的推薦意見函；

(c) 呈列洛希爾就持續關連交易及年度上限而向獨立董事委員會及股東發出的意見函；及

(d) 向股東提供上市規則規定的其他資料。

由所有獨立非執行董事組成的獨立董事委員會已成立，以便就持續關連交易及年度上限向股東提供意見。洛希爾亦已獲委聘，以就持續關連交易的條款是否公平合理向獨立董事委員會及股東提供意見。

持續關連交易的詳情

投資關連交易

1. **證券交易**

本公司的附屬公司中銀國際證券被譽為香港證券業主要的證券經紀公司之一，以交易量計屬最大規模的證券公司之一。中銀國際證券在其日常和一般業務過程中按一般商業條款為中銀香港集團及其客戶提供證券經紀服務。

考慮到中銀國際證券為中銀香港集團及其客戶提供證券經紀服務，中銀香港集團向中銀國際證券支付按佣金毛額的固定部份計算的佣金(已扣除回佣)。相應地，中銀香港控股亦按中銀國際證券所收取的佣金毛額的固定比例向中銀國際證券收取回佣。

此外，自2004年起，中銀香港集團以中銀國際證券及其聯營公司的代理人身份分配多項由彼等發行的證券產品，例如股票掛鉤票據、結構式票據、債券及其他金融產品，並參照現行市場價格收取佣金。

下表載列上述證券交易的過往佣金(已扣除回佣)、收益及年度上限：

	2005年	2006年	2007年*
過往佣金(已扣除回佣)及收益 *(百萬港元)*	102.43	195.63	412.93

	2008年	2009年	2010年
年度上限 *(百萬港元)*	2,700	4,000	6,000

* *截至2007年10月31日止十個月*

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：3988)

董事會：
肖鋼先生 *(董事長)*
李禮輝先生 *(副董事長兼行長)*
李早航先生
周載群先生
* 張景華先生
* 洪志華女士
* 黃海波女士
* 蔡浩儀先生
* 王剛先生
* 林永澤先生
* Frederick Anderson GOODWIN爵士
* 佘林發先生
** 梁定邦先生
** Alberto TOGNI先生
** 黃世忠先生
** 黃丹涵女士

** 非執行董事*
*** 獨立非執行董事*

註冊辦事處：
中國
北京西城區
復興門內大街1號
郵政編碼：100818

香港營業地點：
香港
花園道1號
中銀大廈8樓

敬啟者：

持續關連交易

緒言

茲提述本公司發出有關(其中包括)持續關連交易和年度上限的該公告。

本集團與中銀香港集團根據服務與關係協議在其日常及一般業務過程中按一般商業條款進行某些持續關連交易。於中銀金融商務(其55%及45%權益分別間接由本公司及中銀香港控股持有)在2007年11月下旬成立後，中銀香港控股因成為本公司的附屬公司的主要股東而成為上市規則項下的本公司關連人士，因此這些持續進行的交易已構成本集團在上市規則項下的持續關連交易。

「持續關連交易」	指	投資關連交易及同業市場關連交易
「董事」	指	本公司的董事
「本集團」	指	本公司及其附屬公司(不包括中銀香港集團)
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	由所有獨立非執行董事組成的董事委員會
「同業市場關連交易」	指	在本通函的董事會函件內「持續關連交易的詳情－同業市場關連交易」一節所載的持續關連交易
「投資關連交易」	指	在本通函的董事會函件內「持續關連交易的詳情－投資關連交易」一節所載的持續關連交易
「最後實際可行日期」	指	2008年2月14日，即印製本通函前就確定本通函所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則(而「規則」指上市規則內的規則)
「澳門」	指	中華人民共和國澳門特別行政區
「中國」	指	中華人民共和國，僅就本通函而言，不包括台灣、澳門和香港
「洛希爾」	指	洛希爾父子(香港)有限公司，根據證券及期貨條例獲發牌可從事第一類(證券交易)、第四類(就證券提供意見)及第六類(就機構融資提供意見)受規管活動的公司，為獨立董事委員會及股東就持續關連交易提供意見的獨立財務顧問
「服務與關係協議」	指	本公司與中銀香港控股於2002年7月6日訂立(其中包括)的服務與關係協議(經不時修訂及補充)
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	本公司的股東
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具有上市規則所賦予的涵義

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「年度股東大會」	指	擬於2008年6月召開之本公司年度股東大會，以考慮及批准(其中包括)投資關連交易及同業市場關連交易
「該公告」	指	本公司於2008年1月2日就持續關連交易作出的公告
「年度上限」	指	截至2010年12月31日止三個財政年度有關持續關連交易的年度上限
「公司章程」	指	本公司的公司章程(經不時採納、修訂或修改)
「聯繫人士」	指	具上市規則所賦予的涵義
「董事會」	指	本公司的董事會
「中銀 (BVI)」	指	BOC Hong Kong (BVI) Limited，根據英屬處女群島法例註冊成立的公司，並為本公司的全資附屬公司及中銀香港控股的直接控股公司
「中銀香港」	指	中國銀行(香港)有限公司，根據香港法例註冊成立的公司，並為中銀香港控股的全資附屬公司
「中銀香港集團」	指	中銀香港控股及其附屬公司
「中銀香港控股」	指	中銀香港(控股)有限公司，根據香港法例註冊成立的公司，其股份於聯交所上市
「中銀保險」	指	中銀集團保險有限公司，根據香港法例註冊成立的公司，並為本公司的全資附屬公司
「中銀金融商務」	指	中銀金融商務有限公司，根據中國法例成立的公司，其55%及45%權益分別由本公司與中銀香港控股間接持有
「中銀國際」	指	中銀國際控股有限公司，根據香港法例註冊成立的公司，並為本公司的全資附屬公司
「中銀保誠資產經理」	指	中銀國際英國保誠資產管理有限公司，根據香港法例註冊成立的公司，中銀國際的全資附屬公司中銀國際資產管理有限公司與英國保誠集團分別佔其64%及36%股權
「中銀國際證券」	指	中銀國際證券有限公司，根據香港法例註冊成立的公司，並為中銀國際的全資附屬公司
「本公司」	指	中國銀行股份有限公司，根據中國法例成立的股份有限公司，其H股及A股股份分別於聯交所及上海證券交易所上市

頁次

此乃要件　請即處理

本通函僅供參考，並不構成收購、購買或認購本公司證券的邀請或要約。

閣下如對本通函任何方面或應採取的行動有任何疑問，應諮詢　閣下的持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部中國銀行股份有限公司股份售出或轉讓，應立即將本通函交予買方或承讓人，或送交經手買賣或轉讓的銀行、持牌證券商或其他代理商，以便轉交買方或承讓人。

香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容引致的任何損失承擔任何責任。

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：3988)

持續關連交易

獨立董事委員會及股東的
獨立財務顧問

ROTHSCHILD

董事會函件載於本通函第4至第10頁。

獨立董事委員會函件(含有其向股東作出的推薦意見)載於本通函第11頁，獨立財務顧問洛希爾函件(含有其致獨立董事委員會及股東的意見)載於本通函第12至第20頁。

召開年度股東大會以批准持續關連交易的通知，連同就此目的而發出的代表委任表格，將儘快另行寄發給股東。

2008年2月22日

File No. 82-35

SUBMISSION FOR PUBLICATION | E-FORM | SUBMISSION MANAGEMENT | DOWNLOAD DOC TEMPLATE | PROFILE ADMIN | LOGOUT

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	05/03/2008	09:30:49	Submitted By 呈交者	03988P02
Date/Time Approved 批准日期/時間	05/03/2008	09:30:52	Approved By 審批者	03988P03
Submission No. 呈交編號	EBIS-080304-00044		Status 狀況	Approved

Issuer 發行人	LM03988 Bank of China Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung		
Contact No. 聯絡電話	2846 2700		

For the month ended : 29/02/2008
截至月份：

Name of Issuer 公司名稱	LM03988 Bank of China Limited
Representative Code/Name 代表代號／姓名	

Contact Person 聯絡人: Jason C.W. Yeung

Contact Telephone No. 聯絡電話: 2846 2700

Date submitted 呈交日期: 05/03/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [x] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號： 3988

Description : 說明 : H shares

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	76,020,251,269	RMB 1.00	76,020,251,269
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			

Balance at close of the month 本月底結存	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code :
(2) 股份代號 :

Description : A shares
說明 :

	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month				

本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month **本月底法定股本總額**	RMB	253,839,162,009

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	No. of ordinary shares 普通股數目 (2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				

本月增加／（減少）				
Balance at close of the month 本月底結存	76,020,251,269	177,818,910,740		

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						(o) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 － 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1. ( )	HKD				(o) Ordinary (1) 普通股 (1) ( ) Ordinary (2)

Stock Code
股份代號

Subscription Price
認購價 HKD

普通股 (2)

Preference
優先股

Other Class
其他類別

2. HKD

( )

Stock Code
股份代號

Subscription Price
認購價 HKD

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

3. HKD

( )

Stock Code
股份代號

Subscription Price
認購價 HKD

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

4. HKD

( )

Stock Code
股份代號

Subscription Price
認購價 HKD

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom

				由此而產生的新股數目
1.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2)

Preference
優先股
Other Class
其他類別

5. **Bonus Issue**
紅股發行

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 ：
（日／月／年）

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

6. **Repurchase of share**
購回股份

Cancellation Date:
(dd/mm/yyyy)
註銷日期 ：
（日／月／年）

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

7. **Redemption of share**
贖回股份

Redemption Date:
(dd/mm/yyyy)
贖回日期 ：
（日／月／年）

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

8. **Other**
其他

At Price : HKD
價格 :

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 ：

Ordinary (1)
普通股 (1)

（日／月／年）

◌ Ordinary (2)
普通股 (2)
◌ Preference
優先股
◌ Other Class
其他類別

(Please specify)
（請註明）

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
姓名　Jason C.W. Yeung

* Title
職銜　Company Secretary

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Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

END